UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: October 16, 2014	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

EXECUTION VERSION

15 OCTOBER 2014

QUALCOMM GLOBAL TRADING PTE. LTD

and

CSR PLC

CO-OPERATION AGREEMENT

Slaughter and May

One Bunhill Row

London

EC1Y 8YY

(CWYU/YYL)

524562338

i

THIS AGREEMENT is made on 15 October 2014

PARTIES:

(1)	Qualcomm Global Trading Pte. Ltd, a company incorporated in the Republic of Singapore with company number 201127766C and whose registered office is 80 Robinson Road, #02-00, Singapore 068898 (the “Bidder”);

AND

(2)	CSR plc, a company incorporated in England and Wales with company number 04187346 and whose registered office is Churchill House Cambridge Business Park, Cowley Road, Cambridge, Cambridgeshire CB4 0WZ (the “Target”),

together referred to as the “parties” and each as a “party” to this Agreement.

RECITALS:

(A)	The Bidder intends to acquire the entire issued and to be issued share capital of the Target on the terms, and subject to the Conditions, set out in the Announcement.

(B)	The Acquisition is intended to be effected by means of a scheme of arrangement under Part 26 of the 2006 Act but may, if the Bidder determines in its absolute discretion (subject to the consent of the Panel), be effected by way of a takeover offer.

(C)	The parties have agreed to take certain steps to effect the completion of the Acquisition and wish to enter into this Agreement to record their respective obligations relating to such matters.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In this Agreement each of the following words and expressions shall have the following meanings:

“2006 Act”	means the Companies Act 2006;

“Acquisition”	means the proposed acquisition by the Bidder of the entire issued and to be issued ordinary share capital of the Target to be implemented by means of the Scheme or, if the Bidder so determines in its absolute discretion (subject to the consent of the Panel), by means of the Offer;

“Announcement”	means the announcement in the agreed form set out in Schedule 1;

“Business Day”	means a day (other than Saturdays, Sundays and public holidays in the UK) on which banks are open for business in the City of London;

“Code”	means the City Code on Takeovers and Mergers issued from time to time by or on behalf of the Panel;

“Conditions”	means the conditions to the Acquisition which are set out in appendix I to the Announcement;

“Court”	means the High Court of Justice in England and Wales;

“Court Meeting”	means the meeting of Scheme Shareholders to be convened pursuant to an order of the Court under section 896 of the 2006 Act to consider and, if thought fit, approve the Scheme (with or without modification), and any adjournment thereof;

“Effective Date”	means the date on which:

(i) if the Acquisition is implemented by means of the Scheme, the Scheme having become effective in accordance with its terms; or

(ii) if the Acquisition is implemented by means of the Offer, the Offer having been declared or become unconditional in all respects in accordance with its terms;

“Group”	means, in relation to the relevant party, its subsidiaries and subsidiary undertakings, any holding company of the party and all other subsidiaries and subsidiary undertakings of any such holding company from time to time;

“Long Stop Date”	means 31 December 2015 (or any such date as may be agreed by Target and Bidder and the Panel and the Court may allow);

“Meetings Conditions”	means the Conditions contained in paragraph 1 of Part A of appendix I to the Announcement;

“Negative Conditions”	means all the Conditions other than (i) the Regulatory Conditions and (ii) the Meeting Conditions;

“Offer”	means, if the Bidder elects to effect the Acquisition by means of a takeover offer, the offer to be made by or on behalf of the Bidder to acquire the entire issued and to be issued ordinary share capital of the Target including, where the context so requires, any subsequent revision, variation, extension or renewal thereof;

“Panel”	means the UK Panel on Takeovers and Mergers;

“Proceedings”	means any proceedings, suit or action arising out of or in connection with this Agreement, whether contractual or non-contractual;

“Reduction of Capital”	means the proposed reduction of the Target’s share capital pursuant to section 641(1)(b) of the 2006 Act, provided for by the Scheme;

“Regulatory Conditions”	means the Conditions set out in paragraph 2 (save for paragraph 2.7) of appendix I to the Announcement;

“Relevant Authority”	means any central bank, ministry, governmental, quasi-governmental (including the European Union), supranational, statutory, regulatory or investigative body or authority (including any national or supranational anti-trust or merger control authority), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction, including, for the avoidance of doubt, the Panel, the Prudential Regulation Authority and the Financial Conduct Authority;

“Scheme”	means the proposed scheme of arrangement under Part 26 of the 2006 Act between the Target and the Scheme Shareholders, the terms of which are to be set out in the Scheme Document, with or subject to any modification, addition or condition thereto approved or imposed by the Court and agreed to by the Target and the Bidder;

“Scheme Court Hearing”	means the hearing by the Court to sanction the Scheme;

“Scheme Document”	means the document addressed to Target Shareholders containing, inter alia, the Scheme and the notices of the Court Meeting and the Target GM;

“Service Document”	means a claim form, application notice, order, judgment or other document relating to any Proceedings;

“Target Directors”	means the directors of the Target from time to time;

“Target GM”	means the general meeting of the Target Shareholders to be convened in connection with the Acquisition, and any adjournment thereof;

“Target Shareholders”	means holders of the ordinary shares of 0.1 pence each in the capital of the Target; and

“Working Hours”	means 9.30 a.m. to 5.30 p.m. on a Business Day.

1.2	In this Agreement, except where the context otherwise requires:

(A)	the expressions “subsidiary” and “subsidiary undertaking” shall have the meanings given in the 2006 Act;

(B)	the expression “offer” shall have the meaning given in the Code; the expression “takeover offer” shall have the meaning given in section 974 of the 2006 Act;

(C)	a reference to an enactment or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment or statutory provision and is a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, consolidated, modified, re-enacted or replaced;

(D)	words in the singular shall include the plural and vice versa;

(E)	references to one gender include other genders;

(F)	a reference to a “person” shall include a reference to an individual, an individual’s executors or administrators, a partnership, a firm, a body corporate, an unincorporated association, government, state or agency of a state, local or municipal authority or government body, a joint venture or association (in any case, whether or not having separate legal personality);

(G)	references to a “company” shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(H)	a reference to a Recital, Clause, paragraph or Schedule (other than to a schedule to a statutory provision) shall be a reference to a Recital, Clause, or paragraph of or Schedule to (as the case may be) this Agreement;

(I)	references to times are to London time;

(J)	if a period of time is specified as from a given day, or from the day of an act or event, it shall be calculated exclusive of that day;

(K)	any reference to a “day” (including within the phrase “Business Day”) shall mean a period of 24 hours running from midnight to midnight;

(L)	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates the English legal term in that jurisdiction;

(M)	references to “writing” shall include any modes of reproducing words in any legible form and shall include email except where otherwise expressly stated;

(N)	a reference to “includes” or “including” shall mean “includes without limitation” or “including without limitation” respectively;

(O)	(i)	the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; and

	(ii)	general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(P)	a reference to any other document referred to in this Agreement is a reference to that other document as amended, varied, novated or supplemented at any time; and

(Q)	references to this Agreement include this Agreement as amended or supplemented in accordance with its terms.

1.3	The headings in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

1.4	The Schedules form part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement and any reference to this Agreement shall include the Schedules.

2.	STRUCTURE OF THE ACQUISITION

2.1	The parties currently intend that the Acquisition be implemented by means of the Scheme, however, the Bidder may elect at any time (subject to the consent of the Panel), whether before or after the posting of the Scheme Document, to implement the Acquisition by way of the Offer on the same terms as those set out in the Announcement, subject to:

(A)	the acceptance condition being set at no more than 90 per cent. (or such lesser percentage as may be agreed between the parties after, to the extent necessary, consultation with the Panel) of the issued and to be issued share capital of the Target to which the Offer relates; and

(B)	any other modification or amendment to such terms and conditions as may be required by the Panel or which is necessary as a result of the switch from the Scheme to the Offer.

3.	TERMS AND CONDITIONS OF THE ACQUISITION

3.1	The principal terms of the Acquisition shall be the terms and Conditions set out in the Announcement and such other terms as the Bidder and the Target may agree in writing (save in the case of an improvement to the terms of the Acquisition, which will be at the absolute discretion of the Bidder) and, to the extent required, the Panel may approve.

3.2	The Bidder undertakes to the Target to use reasonable endeavours to implement the Acquisition and, without prejudice to the generality of the foregoing:

(A)	as promptly as practicable in the circumstances and, in any event, within any relevant time limit make all such notifications to, or filings with, all appropriate Relevant Authorities, jointly with the Target or separately (as appropriate), as are necessary or expedient for the implementation of the Acquisition and/or satisfaction of the relevant Conditions;

(B)	to provide the Target with drafts of all such notifications or filings sufficiently in advance of their submission to allow the Target to review such drafts and the Bidder shall take reasonable comments made by the Target into account in the final notifications and filings, as appropriate in the circumstances;

(C)	to provide as promptly as practicable and, as may be appropriate in the circumstances, in consultation with the Target, such information and assistance as may be reasonably requested by a Relevant Authority;

(D)	as promptly as practicable to notify the Target of, and provide copies of, any material communications with a Relevant Authority in connection with the satisfaction of the Conditions and the implementation of the Acquisition;

(E)	to take such other measures as are necessary or desirable to ensure that the implementation of the Acquisition does not breach any applicable laws or regulations;

(F)	where permitted by the Relevant Authority concerned, and to the extent appropriate in the circumstances, to permit persons nominated by the Target to attend meetings and participate in telephone conversations (in each case, in whole or in part) (and make oral submissions in such meetings and telephone calls) between the Bidder and any Relevant Authority that relate to the Acquisition; and

(G)	to keep the Target informed reasonably promptly of any developments which are material or potentially material to the obtaining of, or compliance with, such statutory or regulatory clearances by the date of the Scheme Court Hearing, or which would otherwise materially affect the implementation of the Acquisition, provided that nothing in this Clause 3.2 shall require the Bidder or the Target to disclose any information which would result in it or another member of its Group breaching any law, regulation, provision of the Code or court order. Insofar as any information required to be disclosed between Bidder and Target under this Clause 3.2 includes competitively sensitive information, such information shall be exchanged in a manner which limits disclosure to outside counsel only.

3.3	The Target undertakes to the Bidder to use reasonable efforts to make, as promptly as practicable in the circumstances and, in any event, within any relevant time limit, all such notifications to or filings with all appropriate Relevant Authorities as are necessary or expedient for the implementation of the Acquisition. The Target agrees to provide to the Bidder such assistance as the Bidder may reasonably require to make all notifications to and filings with all appropriate Relevant Authorities as are necessary or appropriate under Clause 3.2.

3.4	The Bidder shall, at its own cost, use reasonable efforts to satisfy the Regulatory Conditions by no later than the Long Stop Date.

3.5	The parties agree to co-ordinate their input, and provide such assistance as the other party may reasonably require, to obtain any tax clearances that either party may reasonably require to be obtained in connection with the Acquisition including, without limitation, clearance under section 138 of the Taxation of Capital Gains Act 1992 and, in the case of the Scheme, confirmation from HM Revenue & Customs that neither the order of the Court sanctioning the Scheme under section 899 of the 2006 Act nor the order of the Court confirming the Reduction of Capital under section 648 of the 2006 Act will be treated as chargeable to any stamp duty in the United Kingdom.

3.6	The Bidder confirms that, except as fairly disclosed to the Target prior to the execution of this Agreement, it is not aware of any circumstances which would provide sufficient grounds for it to be able to invoke any of the Conditions.

3.7

If the Bidder is or becomes aware of any matter, not already known to the Bidder, which might reasonably be considered to be material in the context of the satisfaction or waiver, or to provide sufficient grounds for it to be able to invoke any of the Conditions, it will promptly make the substance of all such matters known to the Target and provide such details and further information of which the Bidder is aware and which the Target may reasonably request, provided that Bidder shall not be required to disclose any information relating to the investigation into the business activities of Qualcomm Incorporated by the Chinese National Development and Reform Commission (NDRC) to the extent that the Bidder decides, acting reasonably, not to waive the confidentiality of such information.

3.8	The Bidder undertakes that it will immediately before the Scheme Court Hearing provide a notice in writing to the Target that the Meetings Conditions, the Regulatory Conditions and the Negative Conditions have each been satisfied or, that the Bidder has waived or treated as satisfied the Regulatory Conditions, the Meetings Conditions and the Negative Conditions.

4.	EMPLOYEE RETENTION ARRANGEMENTS

4.1	The Bidder anticipates that the Target’s remuneration committee shall exercise its discretions under the rules of the Target’s share schemes (including in relation to the assessment of any performance conditions) in determining to disapply time pro-rating in whole and permit full acceleration on Completion in respect of existing grants of share awards under the Target’s 2005 Share Award Plan and the 2013 LTIP.

4.2	The Bidder agrees that the Target may make its EIP awards based on 2014 performance during 2015 in the normal course.

4.3	The Bidder also acknowledges that the Target has committed to make grants of equity to new joiners over not more than 30,000 shares under its 2013 LTIP in the ordinary course of business and agrees that the Target may make such grants.

5.	CODE AND LISTING RULES

5.1	Nothing in this Agreement shall in any way limit the parties’ obligations under the Code, and any uncontested rulings of the Panel as to the application of the Code in conflict with the terms of this Agreement shall take precedence over such terms.

5.2	Nothing in this Agreement shall oblige:

(A)	the Target to pay any amount which the Panel determines would not be permitted by Rule 21.2 of the Code; or

(B)	either party to pay any amount over that which is permitted to be paid without the prior approval of its shareholders pursuant to LR 10.2.7R of the Listing Rules of the UK Listing Authority, being the Financial Conduct Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000.

6.	APPROVALS AND CONFIRMATION

The Bidder and the Target each confirms to the other that it has the requisite power and authority to enter into and perform its obligations under this Agreement and that the obligations expressed to be assumed by it hereunder are valid and binding and enforceable against it in accordance with their terms.

7.	TERMINATION

7.1	Subject to Clauses 7.2 and 7.3, this Agreement may be terminated and all rights and obligations of the Bidder and the Target under this Agreement shall cease:

(A)	as agreed in writing by the parties;

(B)	if the Effective Date has not occurred by the Long Stop Date;

(C)	on the earliest to occur of:

(i)	the date on which the Scheme lapses, terminates or is withdrawn; and

(ii)	the Effective Date,

provided this Clause 7.1(C) shall not apply if the Bidder has elected to implement the Acquisition by way of the Offer before such lapse, termination or withdrawal;

(D)	on the earliest to occur of:

(i)	the date on which the Offer lapses terminates or is withdrawn; and

(ii)	the Effective Date,

provided that this Clause 7.1(D) shall not apply if the Bidder has elected to implement the Acquisition by way of a Scheme before such lapse, termination or withdrawal;

(E)	if the Scheme is not approved by the requisite majority of the Target Shareholders at the Court Meeting or the resolutions tabled at the General Meeting are not passed by the requisite majority at the Target GM and the Bidder has not elected, in accordance with Clause 2.1, within 5 Business Days of the date of the relevant meeting, to implement the Acquisition by means of the Offer; or

(F)	if the Scheme is not sanctioned at the Scheme Court Hearing or the Reduction of Capital is not confirmed by the Court at the hearing by the Court of the petition to confirm the Reduction of Capital and the Bidder has not elected, in accordance with Clause 2.1, within 5 Business Days of the date of the relevant hearing, to implement the Acquisition by means of the Offer.

7.2	Termination of this Agreement shall be without prejudice to the rights of any of the parties which have arisen before termination.

7.3	This Clause and Clauses 1, 5, 7.2 and 8 to 21 (inclusive) shall survive termination of this Agreement.

8.	NOTICES

8.1	A notice under this Agreement shall only be effective if it is in writing (which, for this purpose, does not include email).

8.2	Notices under this Agreement shall be sent to a party by reputable international courier or by facsimile at its address or facsimile number and for the attention of the individual set out below:

Party and title of individual	Address	Facsimile no.

The Bidder	5775 Morehouse Dr., San Diego, CA 92121	00 1 858 658 2503
Attn: General Counsel

The Target	1060 Rincon Circle, San Jose, CA 95131 USA	00 1 408 523 6501
Attn: Adam Dolinko, General Counsel

with a copy to: Brett Gladden, Company Secretary	Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ England	00 44 1223 692001

provided that a party may change its notice details on giving notice to the other party of the change in accordance with this Clause 8.2 and Clause 8.1. That notice shall only be effective on the date falling one Business Day after the notification has been received or such later date as may be specified in the notice.

8.3	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given:

(A)	if delivered personally, on delivery;

(B)	if sent by reputable international courier, on signature of a delivery receipt; or

(C)	if sent by facsimile, when the sender’s facsimile system generates a message confirming successful transmission of the notice.

8.4	Any notice given under this Agreement outside Working Hours in the place to which it is addressed shall be deemed not to have been given until the start of the next period of Working Hours in such place.

8.5	The provisions of this Clause shall not apply in relation to the service of Service Documents.

9.	REMEDIES AND WAIVERS

9.1	No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement shall:

(A)	affect that right, power or remedy; or

(B)	operate as a waiver of it.

9.2	The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

9.3	The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

9.4	Without prejudice to any other rights and remedies which either party may have, each party acknowledges and agrees that damages would not be an adequate remedy for any breach by either party of the provisions of this Agreement and either party shall be entitled to seek the remedies of injunction, specific performance and other equitable remedies (and neither of the parties shall contest the appropriateness or availability thereof), for any threatened or actual breach of any such provision of this Agreement by either party and no proof or special damages shall be necessary for the enforcement by either party of the rights under this Agreement.

10.	VARIATION

No variation of this Agreement shall be valid unless it is in writing (which, for this purpose, does not include email) and signed by or on behalf of each of the parties.

11.	INVALIDITY

11.1	If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

(A)	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(B)	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

12.	ENTIRE AGREEMENT

12.1	Save for the confidentiality agreement between the Target and Qualcomm Incorporated dated 3 September 2014 (which remains in force), this Agreement constitutes the whole and only agreement between the parties relating to the Acquisition and supersedes any previous agreement whether written or oral between the parties in relation to the Acquisition.

12.2	Except in the case of fraud, each party acknowledges that it is entering into this Agreement in reliance upon only this Agreement and that it is not relying upon any pre-contractual statement that is not set out in this Agreement.

12.3	Except in the case of fraud, no party shall have any right of action against the other party arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Agreement.

12.4	For the purposes of this Clause, “pre-contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time before the date of this Agreement.

13.	LANGUAGE

Each notice or other communication under or in connection with this Agreement shall be in English.

14.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

The parties do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

15.	ASSIGNMENT

No party shall be entitled to assign, transfer or create any trust in respect of the benefit or burden of any provision of this Agreement without the prior written consent of the other party.

16.	ANNOUNCEMENTS

16.1	Subject to Clause 16.2, no announcement (other than the Announcement) concerning the Acquisition or any ancillary matter contemplated by this Agreement shall be made by either party without the prior written approval of the other, such approval not to be unreasonably withheld or delayed, other than in the case of procedural announcements by the Target in respect of the Court Meeting, the Target GM and the Scheme Court Hearing.

16.2	Either party may make an announcement concerning the Acquisition or any ancillary matter:

(A)	if required by law or any securities exchange or regulatory or governmental body to which that party is subject, wherever situated, including (among other bodies) the London Stock Exchange, NASDAQ, the Financial Conduct Authority, the Securities Exchange Commission and the Panel, whether or not the requirement has the force of law provided that the party concerned shall (to the extent permitted by applicable law and regulation) take all such steps as may be reasonable and practicable in the circumstances to agree the contents, form and timing of such announcement with the other party before making such announcement; or

(B)	which the Bidder or the Target wishes or is required to make if the Target Directors withdraw, qualify or adversely modify the recommendation of the Target Directors to the Target Shareholders.

17.	COSTS AND EXPENSES

Each party shall pay its own costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Agreement and any matter contemplated by it.

18.	FURTHER ASSURANCE

Each party shall, at its own cost, use reasonable endeavours to, or procure the doing of all acts that any relevant third party shall, do and execute and perform all such further deeds, documents, assurances, acts and things as may reasonably be required to give effect to this Agreement.

19.	COUNTERPARTS

19.1	This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

19.2	Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

20.	APPLICABLE LAW AND JURISDICTION

20.1	This Agreement is to be governed by and construed in accordance with English law. Any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual, is to be governed by and determined in accordance with English law.

20.2	The parties irrevocably submit to the exclusive jurisdiction of the Courts of England and Wales in respect of any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual.

21.	AGENT FOR SERVICE

21.1	The Bidder irrevocably appoints Qualcomm (UK) Limited of Spectrum Point, 279 Farnborough Road, Farnborough, Hampshire, GU14 7LS to be its agent for the receipt of Service Documents. The Bidder agrees that any Service Document may be effectively served on it in connection with Proceedings in England and Wales by service on its agent effected in any manner permitted by the Civil Procedure Rules.

21.2	A copy of any Service Document served on an agent shall be sent by post to the Bidder. Failure or delay in so doing shall not prejudice the effectiveness of service of the Service Document.

IN WITNESS of which the parties have executed this Agreement on the date first mentioned above.

SCHEDULE 1

ANNOUNCEMENT

SEE SEPARATE DOCUMENT – RULE 2.7 ANNOUNCEMENT

EXECUTED by	)
acting for and on behalf of	)
QUALCOMM GLOBAL TRADING PTE. LTD	)

EXECUTED by acting for and on behalf of CSR PLC	) ) )

BRETT GLADDEN
COMPANY SECRETARY

15

EXECUTED by Roawen Chen acting for and on behalf of QUALCOMM GLOBAL TRADING PTE. LTD	) ) )

EXECUTED by	)
acting for and on behalf of	)
CSR PLC	)

NON-DISCLOSURE AGREEMENT

THIS NON-DISCLOSURE AGREEMENT (the “Agreement”) is entered into effective as of the date last signed below (the “Effective Date”)

BETWEEN:

CSR plc, a company organized and existing under the laws of England and Wales with its principal place of business at Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ, UK, acting on its behalf and on behalf of its Affiliates (“CSR” and the “Disclosing Party”); and QUALCOMM Incorporated, a company organized and existing under the laws of Delaware with its principal place of business at 5775 Morehouse Drive, San Diego, CA 92121 (“Qualcomm” and the “Receiving Party”) (each a “Party” and together the “Parties”). As used in this Agreement, Affiliates includes any company which is a direct or indirect holding company of that Party or a direct or indirect subsidiary of that Party or any such holding company.

WHEREAS:

(A)	The Receiving Party wishes to learn more about, and CSR wishes to provide, information concerning certain aspects of CSR’s business and technologies (the “Business”), for the purposes of the possible acquisition by the Receiving Party of the whole of the issued and to be issued share capital of CSR (the “Permitted Purpose”).

(B)	The Receiving Party, its respective directors, officers and employees, and agents or professional advisers with a need to know the Confidential Information (as defined below) for the Permitted Purpose (together referred to as the “Disclosees”), will need access to certain information relating to the Business which is to be treated as confidential.

NOW THE PARTIES AGREE AS FOLLOWS:

1.	Confidential Information

For the purposes of this Agreement “Confidential Information” means all information disclosed to the Receiving Party by the Disclosing Party or any person acting on the Disclosing Party’s behalf, including its directors, officers, employees, affiliates, and professional advisers (together referred to as the “Disclosers”) in relation to the Permitted Purpose whether orally or in writing in whatever form, or by the inspection of tangible objects, including, but not limited to, documents, prototypes, samples, business plans, customer opportunities, research, development, know-how, product plans, designs, costs, finances, spread sheets, marketing plans, and prices.

2.	Maintenance of Confidentiality

In consideration of the Disclosing Party supplying or procuring the supply of, the Confidential Information to the Receiving Party, the Receiving Party hereby undertakes and agrees as follows:

(a)	to hold the Confidential Information in confidence and not to disclose or permit it to be made available to any person, firm or company (except to other Disclosees), without the Disclosing Party’s prior consent;

(b)	only to use the Confidential Information for the Permitted Purpose and only to disclose the Confidential Information to Disclosees who need to know such information for the Permitted Purpose;

(c)	to ensure that each person to whom disclosure of Confidential Information is made by the Receiving Party is fully aware in advance of the Receiving Party’s obligations under this Agreement;

(d)

upon written demand from the Disclosing Party either to return the Confidential Information and any materials derived from or based on the Confidential Information (including all copies thereof whether in

UK Takeover Code Standard Form NDA

1

hard copy or electronic form) or to confirm to the Disclosing Party in writing that, save as required by law or regulation, it has been destroyed (notwithstanding the above, the Receiving Party may retain copies of Confidential Information stored on backup disks or in backup storage facilities automatically produced in the ordinary course of business. Any Confidential Information so retained will be held subject to the confidentiality and use limitations of this Agreement); and

(e)	to keep confidential and not reveal to any person, firm or company (other than Disclosees) the fact that discussions or negotiations are taking place or have taken place between the Parties in connection with the Permitted Purpose or any details of those discussions or negotiations.

3.	Exceptions

Nothing in clauses 2(a) to (f) of this Agreement shall apply to any information or Confidential Information which:

(a)	at the time of its disclosure is in the public domain;

(b)	after disclosure comes into the public domain for any reason except the Receiving Party’s failure, or failure on the part of any Disclosee, to comply with the terms of this Agreement;

(c)	is disclosed by any of the Disclosers on a non-confidential basis;

(d)	was lawfully in the Receiving Party’s possession prior to such disclosure;

(e)	is subsequently received by the Receiving Party from a third party without obligations of confidentiality (and, for the avoidance of doubt, the Receiving Party shall not be required to inquire whether there is a duty of confidentiality); or

(f)	is required to be disclosed pursuant to a valid order issued by a court or government agency or as required by applicable law, provided that the Receiving Party provides the Disclosing Party (i) prompt notice (in all instances, such notice shall be given within 48 hours of learning of such obligation), and (ii) the opportunity and sufficient time to oppose such disclosure or seek a protective order or other appropriate remedy. The Receiving Party shall cooperate with and not oppose the Disclosing Party’s efforts to seek any necessary protection (to the extent the Disclosing Party decides to seek such protection). In the absence of a protective order and provided that the Receiving Party has complied with its aforementioned obligations, it may disclose only the Confidential Information specifically required and only to the extent compelled to do so by an appropriate governmental authority.

4.	Use

The Receiving Party shall not reverse engineer, disassemble, or decompile any prototypes or other tangible objects which embody Disclosing Party’s Confidential Information. In the event that the Receiving Party discovers any unauthorized use or disclosure of Disclosing Party’s Confidential Information, then Receiving Party shall immediately: (i) notify Disclosing Party thereof in writing; and (ii) take all reasonable steps to limit such unauthorized use or disclosure.

5.	Independent Development

The Disclosing Party understands that the Receiving Party may currently or in the future be developing information internally or receiving information from other parties that may be similar to the Confidential Information. Nothing in this Agreement shall prohibit the Receiving Party from developing or receiving such information or from developing products, or having products developed for the Receiving Party, that compete with Disclosing Party’s products, provided that in doing so, Receiving Party does not use or disclose any Confidential Information.

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6.	No Representations or License

(a)	The Receiving Party acknowledges that the Disclosing Party, does not make or give any representation, warranty or undertaking as to the accuracy, completeness or reasonableness of the Confidential Information.

(b)	The Confidential Information shall remain the sole property of the Disclosing Party. Nothing in this Agreement is intended to grant any right to the Confidential Information except as expressly set forth herein.

(c)	Nothing in this Agreement shall obligate the Parties to proceed with any business relationship and each Party may terminate the discussions contemplated by this Agreement.

7.	Term

This Agreement shall be effective from the Effective Date until one (1) year thereafter, provided that the obligations undertaken by each Party under this Agreement shall continue for five (5) years from receipt of any Confidential Information and, in particular, such obligations will survive the termination of negotiations between the Parties regarding the Permitted Purpose.

8.	Non solicit

Without the Disclosing Party’s prior written consent, the Receiving Party and its Affiliates will not for a period of twelve (12) months from the date hereof (the “Specified Period”) directly or indirectly solicit the employment of any person who (x) is now an employee (including, but not limited to, development engineers) of the Disclosing Party or its Affiliates and (y)(i) who was introduced in person to the Receiving Party by the Disclosing Party during the Specified Period in connection with the Permitted Purpose or (ii) about whom the Receiving Party received from the Disclosing Party Confidential Information in connection with the Permitted Purpose.. For purposes of this paragraph 8 only, Confidential Information shall not include the mere disclosure of a name of an officer or employee and/or his title. The foregoing restrictions do not prohibit (i) the Receiving Party or its Affiliates from engaging in any general solicitation of employees or individual contractors not specifically targeted at the employees or individual contractors of the Disclosing Party or its Affiliates or (ii) the employment of any person following an unsolicited approach by that person at his/her own instigation or (iii) an approach made by a recruiter without the person having first been identified to the recruiter by the Receiving Party or its Affiliates seeking to employ that person.

9.	Insider Dealing and Market Abuse

The Receiving Party acknowledges and agrees that:

(a)	the Confidential Information is provided to the Receiving Party in confidence and that until the Confidential Information has been made public, the Receiving Party will maintain the confidential nature of the Confidential Information and will not engage in any behavior in relation to qualifying investments or relevant related investments (within the meaning of Part VIII of the Financial Services and Markets Act 2000 (“FSMA”) and the Code of Market Conduct made pursuant to FSMA) while in possession of the Confidential Information which would amount to market abuse for the purposes of FSMA; and

(b)	any potential transaction and some or all of the Confidential Information may constitute inside information including for the purposes of the Securities Act of 1933, as amended and the Securities and Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder and the Criminal Justice Act 1993 (“CJA”), and accordingly by receiving such Confidential Information the Receiving Party may become an “insider”. The Receiving Party consents to being made an insider by virtue of receiving such Confidential Information and acknowledges that, subject to and in accordance with applicable law, the Receiving Party may not deal in securities traded on a U.S. Stock Exchange or securities that are price-affected securities (as defined in the CJA) in relation to any such inside information or, encourage another person to deal in price-affected securities or disclose the information except as permitted by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the CJA before such Confidential Information has been made public.

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10.	Export Control

The Receiving Party acknowledges and agrees that Confidential Information may be subject to export control laws and regulations. The Receiving Party agrees to follow all applicable export laws and regulations with respect to Confidential Information received by it.

11.	No Hostile Actions

The Receiving Party agrees that for a period (the “Standstill Period”) beginning on the Effective Date and ending twelve (12) months from such date, unless otherwise invited in advance to do so by the Board of Directors of CSR (or any authorized committee thereof), the Receiving Party or any representative that is acting for and on behalf of the Receiving Party or at its direction or instruction shall not, directly or indirectly, and the Receiving Party shall cause any person or entity controlled by it not to, (i) in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, any securities (including depository receipts and other derivative securities) of CSR or any of its subsidiaries, (ii) enter into any derivative contract linked, directly or indirectly, to any securities, (including depository receipts and other derivative securities), debt or property of CSR or any of its subsidiaries, or agree or propose to do any of the foregoing, (iii) propose any merger, consolidation, binding share exchange, recapitalization, reorganization, business combination, partnership, joint venture or other similar transaction involving CSR or any of its subsidiaries, (iv) initiate, make or otherwise participate in any solicitation of proxies to vote or other rights to vote any securities of CSR or any solicitation of written consents from holders of any securities of CSR, (v) seek to direct, oblige, restrict, advise or influence any person with respect to the voting of any securities of CSR, whether at a meeting of shareholders of CSR or by written consent, or (vi) seek to call or convene a meeting of the shareholders of CSR, (vii) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors (or any committee thereof) or policies of CSR, (viii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving CSR or any of its securities or assets, or (iv) advise, assist or encourage any other persons in connection with any of the foregoing. The Receiving Party also agrees during the Standstill Period not to (x) request CSR (or CSR’s representatives), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence), (y) take any action which could reasonably be expected to require CSR or any of its subsidiaries to make public announcement regarding this Agreement or the possibility of any merger, consolidation, binding share exchange, recapitalization, reorganization, business combination, partnership, joint venture or other similar transaction involving CSR or any of its subsidiaries, including, without limitation, any such transaction between the Receiving Party and CSR, or (z) communicate with any of CSR’s stockholders regarding the subject matter of this Agreement. With respect to the foregoing, CSR acknowledges that “derivative securities” shall not include mutual funds or other similar investment instruments which contain securities of CSR and over which the Receiving Party has no control. For purposes of this section the obligations in the clauses above will not apply, (i) to any person who acquires or disposes of any interest in the securities of CSR in the ordinary course of business of that person as a fund manager, market-maker, broker or provider of trustee or nominee services where the decision to acquire or dispose is taken by an individual who is not in possession of Confidential Information; (ii) at any time any person (other than the Receiving Party or any person acting in concert with the Receiving Party) has made, or announced a firm intention to make, a general offer to acquire shares carrying over 50% of the voting rights (as defined in the City Code on Takeovers and Mergers) of CSR which has been recommended by the board of CSR; (iii) if the negotiations of the proposed transaction in relation to the Permitted Purpose are either on-going or terminated before the consummation of such transaction and at any time any person (other than the Receiving Party or any person acting in concert with the Receiving Party) has made, or announced a firm intention to make, a general offer to acquire shares carrying over 50% of the voting rights (as defined in the City Code on Takeovers and Mergers) which has not been recommended by the board of CSR, or (iv) to the acquisition or any offer to acquire any share capital (including depository receipts and other derivative securities) of CSR or any of its subsidiaries or entering

UK Takeover Code Standard Form NDA

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into any derivative contract linked, directly or indirectly, to any such share capital, (including depository receipts and other derivative securities), if the aggregate number of shares acquired or the subject of derivative contracts is less than five (5) per cent of the outstanding share capital of CSR. For the avoidance of doubt, the obligations within this Section will survive the termination of negotiations between the Parties regarding the Permitted Purpose.

12.	Variation and waiver

(a)	No variation to this Agreement shall be of any effect unless it is agreed in writing and signed by or on behalf of the Parties.

(b)	No omission to exercise or delay in exercising any right, power or remedy provided by law or under this Agreement shall constitute a waiver thereof.

13.	Remedies

The Receiving Party agrees that damages may not be an adequate remedy for any breach (whether actual or threatened) of the provisions of this Agreement and that accordingly, the Disclosing Party shall be entitled to seek the remedies of injunction, specific performance or other equitable relief.

14.	Assignment and Entire Agreement

This Agreement shall be binding upon and for the benefit of the Parties and their successors and assigns. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof, and no alteration to this Agreement shall be valid unless made in writing and signed by the Parties.

15.	Governing Law

This Agreement shall be governed by, and construed in accordance with, English law. Any matter claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual, is to be governed by and determined in accordance with English law. Each Party hereby irrevocably submits to the exclusive jurisdiction of the English courts in respect of any claim or dispute arising out of or in connection with this Agreement.

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IN WITNESS WHEREOF this Agreement has been executed on the date below.

CSR plc

By

Name:	ADAM R. DOLINKO

Title:	SVP & GC

Date:	SEPT 3, 2014

QUALCOMM Incorporated

By

Name:	Adam Schwenker

Title:	VP, Legal Counsel and Asst. Secretary

Date:	September 2, 2014

UK Takeover Code Standard Form NDA

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FORM OF DIRECTOR SHAREHOLDER’S IRREVOCABLE UNDERTAKING

To:	Qualcomm Global Trading PTE, LTD. (the “Offeror”)

80 Robinson Road

#02-00

Singapore 068898

For the attention of: Rhonda Meyer, Vice President and Secretary

13 October 2014

Dear Sirs,

Proposed offer for CSR plc (the “Company”)

I understand that you, the Offeror, intend to acquire (the “Acquisition”) all of the issued and to be issued share capital in the Company for the consideration, and otherwise substantially on the terms and subject to the conditions, set out or referred to in the draft press announcement attached to this undertaking (the “Press Announcement”), and subject further to such amendments or additions to such terms and conditions as may be required by the City Code on Takeovers and Mergers (the “Code”), the Panel on Takeovers and Mergers (the “Panel”), the Financial Conduct Authority acting in its capacity as the UK Listing Authority (“UKLA”), the London Stock Exchange plc, the High Court of Justice in England and Wales (the “Court”) or any applicable law or regulation. I also understand that the Acquisition is expected to be implemented by way of a scheme of arrangement under Part 26 of the Companies Act 2006 (the “Act”).

I am the beneficial owner of, or otherwise able to procure the transfer of and the exercise of all other rights attaching to, the shares of 0.1 pence each in the Company set out in Schedule 1 to this undertaking (the “Shares”).

In this letter, the “Scheme” means the proposed scheme of arrangement of the Company to implement the Acquisition as described above and includes any new, revised, improved or increased scheme for the acquisition of the Company by the Offeror (or by one of its group companies). Certain other terms used in this letter are defined in paragraph 11.

In consideration of you agreeing to make the Acquisition, I, Christopher Ladas, hereby irrevocably and unconditionally (save as specified below) confirm, undertake, represent and warrant to, and agree with the Offeror on the terms set out in this letter, which is entered into as a deed.

1. UNDERTAKINGS TO VOTE IN FAVOUR OR THE SCHEME AND OTHER OBLIGATIONS

1.1	I irrevocably undertake to the Offeror that:

1.1.1

I shall exercise all voting rights attaching to the Shares to vote in favour of any resolution which is necessary to approve the Scheme, and to vote only in accordance with the Offeror’s written instructions in respect of any other Scheme Resolution, in each case as proposed at any general meeting

(“General Meeting”) and Court convened meeting (“Court Meeting”) of the Company in connection with the Scheme, or at an adjournment of any such meeting;

1.1.2	I shall exercise all rights attaching to the Shares to requisition or join in the requisitioning of any General Meeting for the purpose of considering any Scheme Resolution, or to require the Company to give notice of any such meeting, only in accordance with the Offeror’s instructions;

1.1.3	for the purposes of voting on any Scheme Resolution, I shall, if required by the Offeror, execute any form of proxy and, in respect of any of my Shares in uncertificated form, take any action to make a valid proxy appointment and give valid proxy instructions, appointing any person nominated by the Offeror to attend and exercise all voting rights attaching to the Shares at any meeting of the shareholders of the Company as directed by the Offeror and, in particular, I shall, if required by the Offeror, execute and return the forms of proxy enclosed with the formal document containing the explanatory statement in respect of the Scheme (the “Scheme Document”) in accordance with the instructions printed on such forms of proxy and, in respect of Shares in uncertificated form, take action to make a valid proxy appointment and give valid proxy instructions:

(a)	appointing a person nominated by the Offeror to attend each of the General Meeting and the Court Meeting (and any adjournment of any such meetings) to be held to implement the Scheme; and

(b)	instructing the proxy to exercise all voting rights attaching to the Shares to vote in favour of any resolution which is necessary to approve the Scheme at such meetings,

as soon as possible and in any event within ten business days after the date of despatch of the Scheme Document;

1.1.4	I shall not revoke the terms of any proxy submitted in accordance with paragraph 1.1.3, whether in writing or by attendance at any General Meeting or Court Meeting (or any adjournment thereof) or otherwise;

1.1.5	I shall accept any proposal made by the Offeror to the holders of options over securities in the Company, in compliance with Rule 15 of the Code, in respect of all such options held by me, to the extent that the same have not lapsed or been exercised, no later than five business days after receipt of such proposal, or otherwise allow such options to lapse;

1.1.6	I shall cause the registered holder of any Shares which are not registered in my name to comply with (and I shall take all actions as may be necessary or desirable in order to enable the registered holder of any such shares to comply with) the undertakings in paragraphs 1.1.1 to 1.1.5 above; and

1.1.7	I shall from time to time, as promptly as practicable, complete, execute and deliver such documents and shall give such instructions as shall be necessary to give full effect to my obligations hereunder.

2. UNDERTAKINGS IN RESPECT OF DEALINGS

2.1	I hereby irrevocably undertake that I will not, prior to the earlier of the Acquisition closing (or, if applicable, becoming effective) or lapsing:

2.1.	I sell the Shares or transfer, encumber, charge, pledge, grant any option or other right over or otherwise dispose of or deal with or permit any such action to occur in respect of any of the Shares or any interest in them except pursuant to my agreement to the Acquisition or to the Offeror (or, after the end of the General Meeting, with respect to any new shares issued, or existing shares transferred, to me pursuant to options being exercised or shares vesting under the Company’s share schemes (“New Shares”), such number of New Shares as are required to realise proceeds to satisfy a charge to tax or other withholdings arising out of such options being exercised or shares vesting under the Company’s share schemes);

2.1.2	accept or agree to give any undertaking in respect of any offer, scheme of arrangement, merger or other business combination made or proposed to be made in respect of the Shares by any person other than the Offeror;

2.1.3	except with the prior written consent of the Offeror (not to be unreasonably withheld or a decision thereon unreasonably delayed) and save for the Shares and exercise of options under the Company’s share schemes in accordance with their terms, purchase or acquire any shares or other securities of the Company (or any interest therein); or

2.1.4	other than pursuant to this undertaking in respect of my agreement to the Acquisition or separately with the Offeror, enter into any agreement or arrangement (whether legally binding or otherwise) or permit any agreement or arrangement to be entered into or incur or allow to arise any obligation (conditional or unconditional) to do any of the acts referred to in paragraphs 2.1.1 to 2.1.3 above, which would or might restrict my ability to comply with this undertaking.

3. WITHDRAWAL

Notwithstanding that I may be entitled to withdraw any vote or acceptance in respect of the Shares by virtue of any term of the Scheme or any law or regulation, I shall not withdraw any such acceptance(s) and shall procure that any such vote(s) or acceptance(s) is/are not withdrawn.

4. REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

4.1	I hereby represent, warrant and undertake to the Offeror that as at the date of this undertaking:

4.1.1	Schedule I sets out true, complete and accurate details of all shares in the Company registered in my name or beneficially owned by me or in respect of which I am interested for the purposes of Part 22 of the Companies Act 2006 or Chapter 5 of the Disclosure and Transparency Rules; and

4.1.2	Schedule 2 contains true, complete and accurate details of all options and/or awards I have to subscribe for, purchase or otherwise acquire any securities of the Company;

4.1.3	the information set out in Schedule 1 and Schedule 2 regarding the securities of the Company in which I am interested (within the meaning of the Code) is complete and accurate, and save as set out in Schedule 1 and Schedule 2, I am not interested in any securities of the Company (within the meaning of the Code);

4.1.4	the Shares are held and will be acquired by the Offeror pursuant to the Acquisition (if applicable), free from all liens, equitable interests, charges, encumbrances, options, rights of pre-emption and other interests and third party rights of any nature whatsoever and with all rights now or hereafter attaching to them, including the right to all dividends declared, made or paid hereafter; and

4.1.5	I have the full power and authority (and will at all times continue to have all relevant authority) to enter into and perform this undertaking in accordance with its terms.

4.2	In this letter, the term Shares includes any further shares in the capital of the Company of which (notwithstanding paragraph 2) I may become the registered holder or beneficial owner or in respect of which I may otherwise become entitled to exercise all rights and interests after the date of this letter, whether or not deriving from or attributable to the Shares specified in the Schedule 1 or the options and/or awards specified in Schedule 2.

4.3	Such representations, warranties and undertakings shall not be extinguished or affected by the completion of the Acquisition.

5. PUBLICITY AND DOCUMENTATION

5.1	I consent to the issue of the Press Announcement incorporating references to me and to this undertaking in the terms set out in the Press Announcement.

5.2	I understand and agree that, in accordance with the Code, particulars of this undertaking and disclosable holdings of, and dealings in, relevant securities of the Company will need to be publicly disclosed and will also be contained in the Scheme Document and that copies of this undertaking will be available for inspection until the Scheme completes (in accordance with Rule 26 of the Code).

5.3	I undertake to provide you promptly with all such information in relation to our interests in the share capital of the Company as you may reasonably require to comply with the rules and requirements of the Panel, the UKLA and the London Stock Exchange plc, and any other legal or regulatory requirements, and as soon as practicable notify the Offeror in writing upon becoming aware of any change in accuracy of any such information previously given by me.

6. SPECIFIC PERFORMANCE

I recognise and acknowledge that if I should fail to act in accordance with my obligations in paragraphs 1 and/or 2, or should otherwise be in breach of any of those obligations, damages may not be an adequate remedy and that the Offeror may be entitled to the remedies of injunction, specific performance and other equitable relief and that no proof of special damages shall be necessary for the enforcement of this undertaking.

7. SECRECY

Save to the extent (if any) required to comply with the Code or any applicable law and regulation, I shall keep secret the possibility, terms and conditions of the Acquisition and the existence and terms of this undertaking save to the extent that such matters have been made public through the issue of the Press Announcement or otherwise through the issue of any documentation relating to the Acquisition.

8. CONDITIONS

8.1	All obligations in this undertaking (save for my obligations pursuant to paragraph 7 which shall remain in full force and effect) arc conditional on the following:

8.1.1	the issue of a press announcement substantially in the form of the Press Announcement not later than 4.30 p.m. (London time) on 15 October 2014 or such later date as the Company and the Offeror may agree;

8.1.2	the despatch of the Scheme Document within 28 days of the issue of the Press Announcement (or within such longer period as the Offeror and the Company may agree with the consent of the Panel);

8.1.3	the Scheme becoming effective prior to 31 December 2015; and

8.1.4	the Scheme not lapsing or being withdrawn (other than as a result of any action or omission of the Company or the directors of the Company).

8.2	If any of the conditions set out in paragraph 8.1 are not met, this undertaking shall lapse with (save as set out above) no liability or obligation on either party’s part, but such lapse shall not affect any rights or liabilities under this undertaking in respect of prior breaches of this undertaking.

9. OFFER ALTERNATIVE

9.1	I acknowledge that the Offeror shall have the right and may elect at any time (with the consent of the Panel) to implement the Acquisition by way of a takeover offer (an “Offer”), provided that:

9.1.1	the Company has given its written consent to the Offeror making that election; and

9.1.2	the Offer is made on terms at least as favourable as the terms of the Scheme.

9.2	If an Offer is made by the Offeror:

9.2.1	I undertake and warrant that (notwithstanding paragraph 8) this letter will continue to be binding mutatis mutandis in respect of the Shares and, in particular, I undertake to accept, or procure acceptance of, the Offer as soon as possible and in any event within seven business days after publication of the formal document containing the Offer (the “Offer Document”) (or, in respect of any shares allotted to me after the posting of the Offer Document, within seven business days of such allotment or acquisition);

9.2.2	I further undertake, if so required by the Offeror, to execute or procure the execution of all such other documents as may be necessary to give the Offeror the full benefit of this letter;

9.2.3	all references in this letter to the Scheme shall, where the context permits, be read as references to the Offer (or to both the Scheme and the Offer, as appropriate); and

9.2.4	references to the Scheme Document shall be read as references to the Offer Document.

10. CONFIRMATIONS

10.1	I confirm that I am not a client of your financial adviser, Deutsche Bank AG (“Deutsche Bank”) and Deutsche Bank will not be responsible to me for providing the protections afforded to its clients or for giving advice in relation to the Acquisition or in connection with this undertaking.

10.2	I confirm that I have been given an adequate opportunity to consider whether or not to give this undertaking and to obtain independent advice about the nature of this undertaking.

11. INTERPRETATION, CONDITIONS AND GENERAL

11.1	In this undertaking:

11.1.1	references to “business day” are to a day not being a Saturday or a Sunday on which banks are open for business in the City of London;

11.1.2	references to the “Offeror” shall include Turin Incorporated, the ultimate parent company of the Offeror, Qualcomm Global Trading PTE. LTD.; and

11.1.3	references to a “Scheme Resolution” mean a resolution which is necessary for the purpose of implementing the Scheme, or a resolution which (if passed) might result in any condition of the Scheme not being fulfilled or which might reasonably be expected to delay, impede or frustrate the Scheme in any way, proposed at any general meeting, class meeting, or court meeting of shareholders of the Company.

11.2	Nothing in this undertaking shall oblige the Offeror or Deutsche Bank to announce or proceed with the Acquisition.

11.3	With regard to any of the Shares not registered in my name, this undertaking is intended to secure that the registered holder(s) will agree to the Acquisition in respect of the

Shares. The confirmations, warranties and undertakings contained in this undertaking arc given by me on behalf of such registered holder(s) and I undertake to ensure the compliance by such person(s) with those confirmations, warranties and undertakings.

11.4	This undertaking shall be binding on my estate and personal representatives except in relation to those obligations which relate to my position as a director of the Company.

11.5	No term of this undertaking is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this undertaking.

11.6	This undertaking contains the whole agreement between the Offeror and me relating to the subject matter of this undertaking at the date hereof to the exclusion of any terms implied by law which may be excluded by contract. I acknowledge that I have not been induced to sign this letter by any representation, warranty or undertaking not expressly incorporated into it.

11.7	The invalidity, illegality or unenforceability of any provision of this letter shall not affect the continuation in force of the remainder of this letter.

12. TIME OF THE ESSENCE

12.1	Any time, date or period mentioned in this undertaking may be extended by mutual agreement in writing between the parties hereto or otherwise as provided herein but as regards any time, date or period originally fixed or so extended as aforesaid time shall be of the essence.

13. GOVERNING LAW

13.1	I agree that this undertaking and all matters in connection therewith shall be governed and construed in accordance with English law and I submit to the exclusive jurisdiction of the High Courts of England.

Schedule 1

Ownership of the Company’s Shares

Registered and beneficial holdings of Shares

(1) Registered Holder	(2) Beneficial Owner	(3) Number of Shares
Vidacos Nominees Limited	Christopher Ladas	82,341

Schedule 2

Ownership of the Company’s options

(1) Name of Scheme/Plan	(2) Date of Grant	(3) Exercise Price	(4) Number of Shares
The CSR plc Share Option Plan	06.09.2011	2.1400	232,056
The CSR plc Share Option Plan	21.03.2012	2.4750	204,244
The CSR plc 2013 Long-Term Incentive Plan	26.03.2013	0.0010	68,140
The CSR plc Share Option Plan	26.03.2013	4.8870	64,961
The CSR plc 2011 Executive Incentive Plan	08.05.2014	0.0010	37,767
The CSR plc 2013 Long-Term Incentive Plan	14.08.2014	5.2400	38,971

Signed by Christopher Ladas	) ) )

Signature of Director

in the presence of: Andreina Webb Aruba	) ) )

Name of witness: Occupation of witness: Address of witness:		Signature of witness

I, Andreina Webb have witnessed Mr. Ladas sign this document.

FORM OF DIRECTOR SHAREHOLDER’S IRREVOCABLE UNDERTAKING

To:	Qualcomm Global Trading PTE. LTD. (the “Offeror”)

80 Robinson Road

#02-00

Singapore 068898

For the attention of: Rhonda Meyer, Vice President and Secretary

13 October 2014

Dear Sirs,

Proposed offer for CSR plc (the “Company”)

I understand that you, the Offeror, intend to acquire (the “Acquisition”) all of the issued and to be issued share capital in the Company for the consideration, and otherwise substantially on the terms and subject to the conditions, set out or referred to in the draft press announcement attached to this undertaking (the “Press Announcement”), and subject further to such amendments or additions to such terms and conditions as may be required by the City Code on Takeovers and Mergers (the “Code”), the Panel on Takeovers and Mergers (the “Panel”), the Financial Conduct Authority acting in its capacity as the UK Listing Authority (“UKLA”), the London Stock Exchange plc, the High Court of Justice in England and Wales (the “Court”) or any applicable law or regulation. I also understand that the Acquisition is expected to be implemented by way of a scheme of arrangement under Part 26 of the Companies Act 2006 (the “Act”).

I am the beneficial owner of, or otherwise able to procure the transfer of and the exercise of all other rights attaching to, the shares of 0.1 pence each in the Company set out in Schedule 1 to this undertaking (the “Shares”).

In this letter, the “Scheme” means the proposed scheme of arrangement of the Company to implement the Acquisition as described above and includes any new, revised, improved or increased scheme for the acquisition of the Company by the Offeror (or by one of its group companies). Certain other terms used in this letter are defined in paragraph 11.

In consideration of you agreeing to make the Acquisition, I, Christopher Stone, hereby irrevocably and unconditionally (save as specified below) confirm, undertake, represent and warrant to, and agree with the Offeror on the terms set out in this letter, which is entered into as a deed.

1.	UNDERTAKINGS TO VOTE IN FAVOUR OF THE SCHEME AND OTHER OBLIGATIONS

1.1	I irrevocably undertake to the Offeror that:

1.1.1

I shall exercise all voting rights attaching to the Shares to vote in favour of any resolution which is necessary to approve the Scheme, and to vote only in accordance with the Offeror’s written instructions in respect of any other Scheme Resolution, in each case as proposed at any general meeting

(“General Meeting”) and Court convened meeting (“Court Meeting”) of the Company in connection with the Scheme, or at an adjournment of any such meeting;

1.1.2	I shall exercise all rights attaching to the Shares to requisition or join in the requisitioning of any General Meeting for the purpose of considering any Scheme Resolution, or to require the Company to give notice of any such meeting, only in accordance with the Offeror’s instructions;

1.1.3	for the purposes of voting on any Scheme Resolution, I shall, if required by the Offeror, execute any form of proxy and, in respect of any of my Shares in uncertificated form, take any action to make a valid proxy appointment and give valid proxy instructions, appointing any person nominated by the Offeror to attend and exercise all voting rights attaching to the Shares at any meeting of the shareholders of the Company as directed by the Offeror and, in particular, I shall, if required by the Offeror, execute and return the forms of proxy enclosed with the formal document containing the explanatory statement in respect of the Scheme (the “Scheme Document”) in accordance with the instructions printed on such forms of proxy and, in respect of Shares in uncertificated form, take action to make a valid proxy appointment and give valid proxy instructions:

(a)	appointing a person nominated by the Offeror to attend each of the General Meeting and the Court Meeting (and any adjournment of any such meetings) to be held to implement the Scheme; and

(b)	instructing the proxy to exercise all voting rights attaching to the Shares to vote in favour of any resolution which is necessary to approve the Scheme at such meetings,

as soon as possible and in any event within ten business days after the date of despatch of the Scheme Document;

1.1.4	I shall not revoke the terms of any proxy submitted in accordance with paragraph 1.1.3, whether in writing or by attendance at any General Meeting or Court Meeting (or any adjournment thereof) or otherwise;

1.1.5	I shall accept any proposal made by the Offeror to the holders of options over securities in the Company, in compliance with Rule 15 of the Code, in respect of all such options held by me, to the extent that the same have not lapsed or been exercised, no later than five business days after receipt of such proposal, or otherwise allow such options to lapse;

1.1.6	I shall cause the registered holder of any Shares which are not registered in my name to comply with (and I shall take all actions as may be necessary or desirable in order to enable the registered holder of any such shares to comply with) the undertakings in paragraphs 1.1.1 to 1.1.5 above; and

1.1.7	I shall from time to time, as promptly as practicable, complete, execute and deliver such documents and shall give such instructions as shall be necessary to give full effect to my obligations hereunder.

2.	UNDERTAKINGS IN RESPECT OF DEALINGS

2.1	I hereby irrevocably undertake that I will not, prior to the earlier of the Acquisition closing (or, if applicable, becoming effective) or lapsing:

2.1.1	sell the Shares or transfer, encumber, charge, pledge, grant any option or other right over or otherwise dispose of or deal with or permit any such action to occur in respect of any of the Shares or any interest in them except pursuant to my agreement to the Acquisition or to the Offeror (or, after the end of the General Meeting, with respect to any new shares issued, or existing shares transferred, to me pursuant to options being exercised or shares vesting under the Company’s share schemes (“New Shares”), such number of New Shares as are required to realise proceeds to satisfy a charge to tax or other withholdings arising out of such options being exercised or shares vesting under the Company’s share schemes);

2.1.2	accept or agree to give any undertaking in respect of any offer, scheme of arrangement, merger or other business combination made or proposed to be made in respect of the Shares by any person other than the Offeror;

2.1.3	except with the prior written consent of the Offeror (not to be unreasonably withheld or a decision thereon unreasonably delayed) and save for the Shares and exercise of options under the Company’s share schemes in accordance with their terms, purchase or acquire any shares or other securities of the Company (or any interest therein); or

2.1.4	other than pursuant to this undertaking in respect of my agreement to the Acquisition or separately with the Offeror, enter into any agreement or arrangement (whether legally binding or otherwise) or permit any agreement or arrangement to be entered into or incur or allow to arise any obligation (conditional or unconditional) to do any of the acts referred to in paragraphs 2.1.1 to 2.1.3 above, which would or might restrict my ability to comply with this undertaking.

3.	WITHDRAWAL

Notwithstanding that I may be entitled to withdraw any vote or acceptance in respect of the Shares by virtue of any term of the Scheme or any law or regulation, I shall not withdraw any such acceptance(s) and shall procure that any such vote(s) or acceptance(s) is/are not withdrawn.

4.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

4.1	I hereby represent, warrant and undertake to the Offeror that as at the date of this undertaking:

4.1.1	Schedule 1 sets out true, complete and accurate details of all shares in the Company registered in my name or beneficially owned by me or in respect of which I am interested for the purposes of Part 22 of the Companies Act 2006 or Chapter 5 of the Disclosure and Transparency Rules; and

4.1.2	Schedule 2 contains true, complete and accurate details of all options and/or awards I have to subscribe for, purchase or otherwise acquire any securities of the Company;

4.1.3	the information set out in Schedule 1 and Schedule 2 regarding the securities of the Company in which I am interested (within the meaning of the Code) is complete and accurate, and save as set out in Schedule 1 and Schedule 2, I am not interested in any securities of the Company (within the meaning of the Code);

4.1.4	the Shares are held and will be acquired by the Offeror pursuant to the Acquisition (if applicable), free from all liens, equitable interests, charges, encumbrances, options, rights of pre-emption and other interests and third party rights of any nature whatsoever and with all rights now or hereafter attaching to them, including the right to all dividends declared, made or paid hereafter; and

4.1.5	I have the full power and authority (and will at all times continue to have all relevant authority) to enter into and perform this undertaking in accordance with its terms.

4.2	In this letter, the term Shares includes any further shares in the capital of the Company of which (notwithstanding paragraph 2) I may become the registered holder or beneficial owner or in respect of which I may otherwise become entitled to exercise all rights and interests after the date of this letter, whether or not deriving from or attributable to the Shares specified in the Schedule 1 or the options and/or awards specified in Schedule 2.

4.3	Such representations, warranties and undertakings shall not be extinguished or affected by the completion of the Acquisition.

5.	PUBLICITY AND DOCUMENTATION

5.1	I consent to the issue of the Press Announcement incorporating references to me and to this undertaking in the terms set out in the Press Announcement.

5.2	I understand and agree that, in accordance with the Code, particulars of this undertaking and disclosable holdings of, and dealings in, relevant securities of the Company will need to be publicly disclosed and will also be contained in the Scheme Document and that copies of this undertaking will be available for inspection until the Scheme completes (in accordance with Rule 26 of the Code).

5.3	I undertake to provide you promptly with all such information in relation to our interests in the share capital of the Company as you may reasonably require to comply with the rules and requirements of the Panel, the UKLA and the London Stock Exchange plc, and any other legal or regulatory requirements, and as soon as practicable notify the Offeror in writing upon becoming aware of any change in accuracy of any such information previously given by me.

6.	SPECIFIC PERFORMANCE

I recognise and acknowledge that if I should fail to act in accordance with my obligations in paragraphs 1 and/or 2, or should otherwise be in breach of any of those obligations, damages may not be an adequate remedy and that the Offeror may be entitled to the remedies of injunction, specific performance and other equitable relief and that no proof of special damages shall be necessary for the enforcement of this undertaking.

7.	SECRECY

Save to the extent (if any) required to comply with the Code or any applicable law and regulation, I shall keep secret the possibility, terms and conditions of the Acquisition and the existence and terms of this undertaking save to the extent that such matters have been made public through the issue of the Press Announcement or otherwise through the issue of any documentation relating to the Acquisition.

8.	CONDITIONS

8.1	All obligations in this undertaking (save for my obligations pursuant to paragraph 7 which shall remain in full force and effect) are conditional on the following:

8.1.1	the issue of a press announcement substantially in the form of the Press Announcement not later than 4.30 p.m. (London time) on 15 October 2014 or such later date as the Company and the Offeror may agree;

8.1.2	the despatch of the Scheme Document within 28 days of the issue of the Press Announcement (or within such longer period as the Offeror and the Company may agree with the consent of the Panel);

8.1.3	the Scheme becoming effective prior to 31 December 2015; and

8.1.4	the Scheme not lapsing or being withdrawn (other than as a result of any action or omission of the Company or the directors of the Company).

8.2	If any of the conditions set out in paragraph 8.1 are not met, this undertaking shall lapse with (save as set out above) no liability or obligation on either party’s part, but such lapse shall not affect any rights or liabilities under this undertaking in respect of prior breaches of this undertaking.

9.	OFFER ALTERNATIVE

9.1	I acknowledge that the Offeror shall have the right and may elect at any time (with the consent of the Panel) to implement the Acquisition by way of a takeover offer (an “Offer”), provided that:

9.1.1	the Company has given its written consent to the Offeror making that election; and

9.1.2	the Offer is made on terms at least as favourable as the terms of the Scheme.

9.2	If an Offer is made by the Offeror:

9.2.1	I undertake and warrant that (notwithstanding paragraph 8) this letter will continue to be binding mutatis mutandis in respect of the Shares and, in particular, I undertake to accept, or procure acceptance of, the Offer as soon as possible and in any event within seven business days after publication of the formal document containing the Offer (the “Offer Document”) (or, in respect of any shares allotted to me after the posting of the Offer Document, within seven business days of such allotment or acquisition);

9.2.2	I further undertake, if so required by the Offeror, to execute or procure the execution of all such other documents as may be necessary to give the Offeror the full benefit of this letter;

9.2.3	all references in this letter to the Scheme shall, where the context permits, be read as references to the Offer (or to both the Scheme and the Offer, as appropriate); and

9.2.4	references to the Scheme Document shall be read as references to the Offer Document.

10.	CONFIRMATIONS

10.1	I confirm that I am not a client of your financial adviser, Deutsche Bank AG (“Deutsche Bank”) and Deutsche Bank will not be responsible to me for providing the protections afforded to its clients or for giving advice in relation to the Acquisition or in connection with this undertaking.

10.2	I confirm that I have been given an adequate opportunity to consider whether or not to give this undertaking and to obtain independent advice about the nature of this undertaking.

11.	INTERPRETATION, CONDITIONS AND GENERAL

11.1	In this undertaking:

11.1.1	references to “business day” are to a day not being a Saturday or a Sunday on which banks are open for business in the City of London;

11.1.2	references to the “Offeror” shall include Turin Incorporated, the ultimate parent company of the Offeror, Qualcomm Global Trading PTE. LTD.; and

11.1.3	references to a “Scheme Resolution” mean a resolution which is necessary for the purpose of implementing the Scheme, or a resolution which (if passed) might result in any condition of the Scheme not being fulfilled or which might reasonably be expected to delay, impede or frustrate the Scheme in any way, proposed at any general meeting, class meeting, or court meeting of shareholders of the Company.

11.2	Nothing in this undertaking shall oblige the Offeror or Deutsche Bank to announce or proceed with the Acquisition.

11.3	With regard to any of the Shares not registered in my name, this undertaking is intended to secure that the registered holder(s) will agree to the Acquisition in respect of the Shares. The confirmations, warranties and undertakings contained in this undertaking are given by me on behalf of such registered holder(s) and I undertake to ensure the compliance by such person(s) with those confirmations, warranties and undertakings.

11.4	This undertaking shall be binding on my estate and personal representatives except in relation to those obligations which relate to my position as a director of the Company.

11.5	No term of this undertaking is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this undertaking.

11.6	This undertaking contains the whole agreement between the Offeror and me relating to the subject matter of this undertaking at the date hereof to the exclusion of any terms implied by law which may be excluded by contract. I acknowledge that I have not been induced to sign this letter by any representation, warranty or undertaking not expressly incorporated into it.

11.7	The invalidity, illegality or unenforceability of any provision of this letter shall not affect the continuation in force of the remainder of this letter.

12.	TIME OF THE ESSENCE

12.1	Any time, date or period mentioned in this undertaking may be extended by mutual agreement in writing between the parties hereto or otherwise as provided herein but as regards any time, date or period originally fixed or so extended as aforesaid time shall be of the essence.

13.	GOVERNING LAW

13.1	I agree that this undertaking and all matters in connection therewith shall be governed and construed in accordance with English law and I submit to the exclusive jurisdiction of the High Courts of England.

Schedule 1

Ownership of the Company’s Shares

Registered and beneficial holdings of Shares

(1) Registered Holder	(2) Beneficial Owner	(3) Number of Shares
[Barclays Wealth and Investment Management]	Christopher Stone	12,286

Schedule 2

Ownership of the Company’s options

(1) Name of Scheme/Plan	(2) Date of Grant	(3) Exercise Price	(4) Number of Shares
N/A	N/A	N/A	N/A

Signed by Christopher Stone	) ) )

Signature of Director

in the presence of:	) ) )

Signature of witness

Name of witness:	B.N. GLADDEN
Occupation of witness:	Chartered Secretary
Address of witness:	4 Garden Close, The Park, Gr Barton Bury St Edmunds IP31 2SY

FORM OF DIRECTOR SHAREHOLDER’S IRREVOCABLE UNDERTAKING

To:	Qualcomm Global Trading PTE. LTD. (the “Offeror”) 80 Robinson Road #02-00 Singapore 068898

For the attention of: Rhonda Meyer, Vice President and Secretary

13 October 2014

Dear Sirs,

Proposed offer for CSR plc (the “Company”)

I understand that you, the Offeror, intend to acquire (the “Acquisition”) all of the issued and to be issued share capital in the Company for the consideration, and otherwise substantially on the terms and subject to the conditions, set out or referred to in the draft press announcement attached to this undertaking (the “Press Announcement”), and subject further to such amendments or additions to such terms and conditions as may be required by the City Code on Takeovers and Mergers (the “Code”), the Panel on Takeovers and Mergers (the “Panel”), the Financial Conduct Authority acting in its capacity as the UK Listing Authority (“UKLA”), the London Stock Exchange plc, the High Court of Justice in England and Wales (the “Court”) or any applicable law or regulation. I also understand that the Acquisition is expected to be implemented by way of a scheme of arrangement under Part 26 of the Companies Act 2006 (the “Act”).

I am the beneficial owner of, or otherwise able to procure the transfer of and the exercise of all other rights attaching to, the shares of 0.1 pence each in the Company set out in Schedule 1 to this undertaking (the “Shares”).

In this letter, the “Scheme” means the proposed scheme of arrangement of the Company to implement the Acquisition as described above and includes any new, revised, improved or increased scheme for the acquisition of the Company by the Offeror (or by one of its group companies). Certain other terms used in this letter are defined in paragraph 11.

In consideration of you agreeing to make the Acquisition, I, Jozef van Beurden, hereby irrevocably and unconditionally (save as specified below) confirm, undertake, represent and warrant to, and agree with the Offeror on the terms set out in this letter, which is entered into as a deed.

1.	UNDERTAKINGS TO VOTE IN FAVOUR OF THE SCHEME AND OTHER OBLIGATIONS

1.1	I irrevocably undertake to the Offeror that:

1.1.1

I shall exercise all voting rights attaching to the Shares to vote in favour of any resolution which is necessary to approve the Scheme, and to vote only in accordance with the Offeror’s written instructions in respect of any other Scheme Resolution, in each case as proposed at any general meeting

(“General Meeting”) and Court convened meeting (“Court Meeting”) of the Company in connection with the Scheme, or at an adjournment of any such meeting;

1.1.2	I shall exercise all rights attaching to the Shares to requisition or join in the requisitioning of any General Meeting for the purpose of considering any Scheme Resolution, or to require the Company to give notice of any such meeting, only in accordance with the Offeror’s instructions;

1.1.3	for the purposes of voting on any Scheme Resolution, I shall, if required by the Offeror, execute any form of proxy and, in respect of any of my Shares in uncertificated form, take any action to make a valid proxy appointment and give valid proxy instructions, appointing any person nominated by the Offeror to attend and exercise all voting rights attaching to the Shares at any meeting of the shareholders of the Company as directed by the Offeror and, in particular, I shall, if required by the Offeror, execute and return the forms of proxy enclosed with the formal document containing the explanatory statement in respect of the Scheme (the “Scheme Document”) in accordance with the instructions printed on such forms of proxy and, in respect of Shares in uncertificated form, take action to make a valid proxy appointment and give valid proxy instructions:

(a)	appointing a person nominated by the Offeror to attend each of the General Meeting and the Court Meeting (and any adjournment of any such meetings) to be held to implement the Scheme; and

(b)	instructing the proxy to exercise all voting rights attaching to the Shares to vote in favour of any resolution which is necessary to approve the Scheme at such meetings,

as soon as possible and in any event within ten business days after the date of despatch of the Scheme Document;

1.1.4	I shall not revoke the terms of any proxy submitted in accordance with paragraph 1.1.3, whether in writing or by attendance at any General Meeting or Court Meeting (or any adjournment thereof) or otherwise;

1.1.5	I shall accept any proposal made by the Offeror to the holders of options over securities in the Company, in compliance with Rule 15 of the Code, in respect of all such options held by me, to the extent that the same have not lapsed or been exercised, no later than five business days after receipt of such proposal, or otherwise allow such options to lapse;

1.1.6	I shall cause the registered holder of any Shares which are not registered in my name to comply with (and I shall take all actions as may be necessary or desirable in order to enable the registered holder of any such shares to comply with) the undertakings in paragraphs 1.1.1 to 1.1.5 above; and

1.1.7	I shall from time to time, as promptly as practicable, complete, execute and deliver such documents and shall give such instructions as shall be necessary to give full effect to my obligations hereunder.

2.	UNDERTAKINGS IN RESPECT OF DEALINGS

2.1	I hereby irrevocably undertake that I will not, prior to the earlier of the Acquisition closing (or, if applicable, becoming effective) or lapsing:

2.1.1	sell the Shares or transfer, encumber, charge, pledge, grant any option or other right over or otherwise dispose of or deal with or permit any such action to occur in respect of any of the Shares or any interest in them except pursuant to my agreement to the Acquisition or to the Offeror (or, after the end of the General Meeting, with respect to any new shares issued, or existing shares transferred, to me pursuant to options being exercised or shares vesting under the Company’s share schemes (“New Shares”), such number of New Shares as are required to realise proceeds to satisfy a charge to tax or other withholdings arising out of such options being exercised or shares vesting under the Company’s share schemes);

2.1.2	accept or agree to give any undertaking in respect of any offer, scheme of arrangement, merger or other business combination made or proposed to be made in respect of the Shares by any person other than the Offeror;

2.1.3	except with the prior written consent of the Offeror (not to be unreasonably withheld or a decision thereon unreasonably delayed) and save for the Shares and exercise of options under the Company’s share schemes in accordance with their terms, purchase or acquire any shares or other securities of the Company (or any interest therein); or

2.1.4	other than pursuant to this undertaking in respect of my agreement to the Acquisition or separately with the Offeror, enter into any agreement or arrangement (whether legally binding or otherwise) or permit any agreement or arrangement to be entered into or incur or allow to arise any obligation (conditional or unconditional) to do any of the acts referred to in paragraphs 2.1.1 to 2.1.3 above, which would or might restrict my ability to comply with this undertaking.

3.	WITHDRAWAL

Notwithstanding that I may be entitled to withdraw any vote or acceptance in respect of the Shares by virtue of any term of the Scheme or any law or regulation, I shall not withdraw any such acceptance(s) and shall procure that any such vote(s) or acceptance(s) is/are not withdrawn.

4.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

4.1	I hereby represent, warrant and undertake to the Offeror that as at the date of this undertaking:

4.1.1	Schedule 1 sets out true, complete and accurate details of all shares in the Company registered in my name or beneficially owned by me or in respect of which I am interested for the purposes of Part 22 of the Companies Act 2006 or Chapter 5 of the Disclosure and Transparency Rules; and

4.1.2	Schedule 2 contains true, complete and accurate details of all options and/or awards I have to subscribe for, purchase or otherwise acquire any securities of the Company;

4.1.3	the information set out in Schedule 1 and Schedule 2 regarding the securities of the Company in which I am interested (within the meaning of the Code) is complete and accurate, and save as set out in Schedule 1 and Schedule 2, I am not interested in any securities of the Company (within the meaning of the Code);

4.1.4	the Shares are held and will be acquired by the Offeror pursuant to the Acquisition (if applicable), free from all liens, equitable interests, charges, encumbrances, options, rights of pre-emption and other interests and third party rights of any nature whatsoever and with all rights now or hereafter attaching to them, including the right to all dividends declared, made or paid hereafter; and

4.1.5	I have the full power and authority (and will at all times continue to have all relevant authority) to enter into and perform this undertaking in accordance with its terms.

4.2	In this letter, the term Shares includes any further shares in the capital of the Company of which (notwithstanding paragraph 2) I may become the registered holder or beneficial owner or in respect of which I may otherwise become entitled to exercise all rights and interests after the date of this letter, whether or not deriving from or attributable to the Shares specified in the Schedule 1 or the options and/or awards specified in Schedule 2.

4.3	Such representations, warranties and undertakings shall not be extinguished or affected by the completion of the Acquisition.

5.	PUBLICITY AND DOCUMENTATION

5.1	I consent to the issue of the Press Announcement incorporating references to me and to this undertaking in the terms set out in the Press Announcement.

5.2	I understand and agree that, in accordance with the Code, particulars of this undertaking and disclosable holdings of, and dealings in, relevant securities of the Company will need to be publicly disclosed and will also be contained in the Scheme Document and that copies of this undertaking will be available for inspection until the Scheme completes (in accordance with Rule 26 of the Code).

5.3	I undertake to provide you promptly with all such information in relation to our interests in the share capital of the Company as you may reasonably require to comply with the rules and requirements of the Panel, the UKLA and the London Stock Exchange plc, and any other legal or regulatory requirements, and as soon as practicable notify the Offeror in writing upon becoming aware of any change in accuracy of any such information previously given by me.

6.	SPECIFIC PERFORMANCE

I recognise and acknowledge that if I should fail to act in accordance with my obligations in paragraphs 1 and/or 2, or should otherwise be in breach of any of those obligations, damages may not be an adequate remedy and that the Offeror may be entitled to the remedies of injunction, specific performance and other equitable relief and that no proof of special damages shall be necessary for the enforcement of this undertaking.

7.	SECRECY

Save to the extent (if any) required to comply with the Code or any applicable law and regulation, I shall keep secret the possibility, terms and conditions of the Acquisition and the existence and terms of this undertaking save to the extent that such matters have been made public through the issue of the Press Announcement or otherwise through the issue of any documentation relating to the Acquisition.

8.	CONDITIONS

8.1	All obligations in this undertaking (save for my obligations pursuant to paragraph 7 which shall remain in full force and effect) are conditional on the following:

8.1.1	the issue of a press announcement substantially in the form of the Press Announcement not later than 4.30 p.m. (London time) on 15 October 2014 or such later date as the Company and the Offeror may agree;

8.1.2	the despatch of the Scheme Document within 28 days of the issue of the Press Announcement (or within such longer period as the Offeror and the Company may agree with the consent of the Panel);

8.1.3	the Scheme becoming effective prior to 31 December 2015; and

8.1.4	the Scheme not lapsing or being withdrawn (other than as a result of any action or omission of the Company or the directors of the Company).

8.2	If any of the conditions set out in paragraph 8.1 are not met, this undertaking shall lapse with (save as set out above) no liability or obligation on either party’s part, but such lapse shall not affect any rights or liabilities under this undertaking in respect of prior breaches of this undertaking.

9.	OFFER ALTERNATIVE

9.1	I acknowledge that the Offeror shall have the right and may elect at any time (with the consent of the Panel) to implement the Acquisition by way of a takeover offer (an “Offer”), provided that:

9.1.1	the Company has given its written consent to the Offeror making that election; and

9.1.2	the Offer is made on terms at least as favourable as the terms of the Scheme.

9.2	If an Offer is made by the Offeror:

9.2.1	I undertake and warrant that (notwithstanding paragraph 8) this letter will continue to be binding mutatis mutandis in respect of the Shares and, in particular, I undertake to accept, or procure acceptance of, the Offer as soon as possible and in any event within seven business days after publication of the formal document containing the Offer (the “Offer Document”) (or, in respect of any shares allotted to me after the posting of the Offer Document, within seven business days of such allotment or acquisition);

9.2.2	I further undertake, if so required by the Offeror, to execute or procure the execution of all such other documents as may be necessary to give the Offeror the full benefit of this letter;

9.2.3	all references in this letter to the Scheme shall, where the context permits, be read as references to the Offer (or to both the Scheme and the Offer, as appropriate); and

9.2.4	references to the Scheme Document shall be read as references to the Offer Document.

10.	CONFIRMATIONS

10.1	I confirm that I am not a client of your financial adviser, Deutsche Bank AG (“Deutsche Bank”) and Deutsche Bank will not be responsible to me for providing the protections afforded to its clients or for giving advice in relation to the Acquisition or in connection with this undertaking.

10.2	I confirm that I have been given an adequate opportunity to consider whether or not to give this undertaking and to obtain independent advice about the nature of this undertaking.

11.	INTERPRETATION, CONDITIONS AND GENERAL

11.1	In this undertaking:

11.1.1	references to “business day” are to a day not being a Saturday or a Sunday on which banks are open for business in the City of London;

11.1.2	references to the “Offeror” shall include Turin Incorporated, the ultimate parent company of the Offeror, Qualcomm Global Trading PTE. LTD.; and

11.1.3	references to a “Scheme Resolution” mean a resolution which is necessary for the purpose of implementing the Scheme, or a resolution which (if passed) might result in any condition of the Scheme not being fulfilled or which might reasonably be expected to delay, impede or frustrate the Scheme in any way, proposed at any general meeting, class meeting, or court meeting of shareholders of the Company.

11.2	Nothing in this undertaking shall oblige the Offeror or Deutsche Bank to announce or proceed with the Acquisition.

11.3	With regard to any of the Shares not registered in my name, this undertaking is intended to secure that the registered holder(s) will agree to the Acquisition in respect of the Shares. The confirmations, warranties and undertakings contained in this undertaking are given by me on behalf of such registered holder(s) and I undertake to ensure the compliance by such person(s) with those confirmations, warranties and undertakings.

11.4	This undertaking shall be binding on my estate and personal representatives except in relation to those obligations which relate to my position as a director of the Company.

11.5	No term of this undertaking is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this undertaking.

11.6	This undertaking contains the whole agreement between the Offeror and me relating to the subject matter of this undertaking at the date hereof to the exclusion of any terms implied by law which may be excluded by contract. I acknowledge that I have not been induced to sign this letter by any representation, warranty or undertaking not expressly incorporated into it.

11.7	The invalidity, illegality or unenforceability of any provision of this letter shall not affect the continuation in force of the remainder of this letter.

12.	TIME OF THE ESSENCE

12.1	Any time, date or period mentioned in this undertaking may be extended by mutual agreement in writing between the parties hereto or otherwise as provided herein but as regards any time, date or period originally fixed or so extended as aforesaid time shall be of the essence.

13.	GOVERNING LAW

13.1	I agree that this undertaking and all matters in connection therewith shall be governed and construed in accordance with English law and I submit to the exclusive jurisdiction of the High Courts of England.

Schedule 1

Ownership of the Company’s Shares

Registered and beneficial holdings of Shares

(1)	(2)	(3)
Registered Holder	Beneficial Owner	Number of Shares
Wealth Nominees Limited	Jozef van Beurden	324,173

Schedule 2

Ownership of the Company’s options

(1) Name of Scheme/Plan	(2) Date of Grant	(3) Exercise Price	(4) Number of Shares
The CSR plc Share Option Plan	06.09.2011	2.1400	485,981
The CSR plc Share Option Plan	21.03.2012	2.4750	420,202
The CSR plc 2011 Executive Incentive Plan	26.03.2013	0.0010	138,485
The CSR plc Share Option Plan	26.03.2013	4.8870	127,685
The CSR plc 2011 Executive Incentive Plan	08.05.2014	0.0010	86,549
The CSR plc 2013 Long-Term Incentive Plan	14.08.2014	5.2400	90,419
The CSR plc SAYE Scheme	20.03.2012	2.0080	4,482
The CSR plc 2013 SAYE Scheme 2	30.05.2014	4.3520	2,068

Signed by Jozef van Beurden	) ) )

Signature of Director

in the presence of:	) ) )

Signature of witness

Name of witness:	B.N. GLADDEN
Occupation of witness:	Chartered Secretary
Address of witness:	4 Garden Close, The Park, Great Barton, Bury St Edmunds, IP31 2SY

FORM OF DIRECTOR SHAREHOLDER’S IRREVOCABLE UNDERTAKING

To:	Qualcomm Global Trading PTE. LTD. (the “Offeror”)
80 Robinson Road
#02-00
Singapore 068898

For the attention of: Rhonda Meyer, Vice President and Secretary

13 October 2014

Dear Sirs,

Proposed offer for CSR plc (the “Company”)

I understand that you, the Offeror, intend to acquire (the “Acquisition”) all of the issued and to be issued share capital in the Company for the consideration, and otherwise substantially on the terms and subject to the conditions, set out or referred to in the draft press announcement attached to this undertaking (the “Press Announcement”), and subject further to such amendments or additions to such terms and conditions as may be required by the City Code on Takeovers and Mergers (the “Code”), the Panel on Takeovers and Mergers (the “Panel”), the Financial Conduct Authority acting in its capacity as the UK Listing Authority (“UKLA”), the London Stock Exchange plc, the High Court of Justice in England and Wales (the “Court”) or any applicable law or regulation. I also understand that the Acquisition is expected to be implemented by way of a scheme of arrangement under Part 26 of the Companies Act 2006 (the “Act”).

I am the beneficial owner of, or otherwise able to procure the transfer of and the exercise of all other rights attaching to, the shares of 0.1 pence each in the Company (including the ordinary shares underlying the American Depositary Shares (“ADS”), each ADS representing four ordinary shares) set out in Schedule 1 to this undertaking (the “Shares”).

In this letter, the “Scheme” means the proposed scheme of arrangement of the Company to implement the Acquisition as described above and includes any new, revised, improved or increased scheme for the acquisition of the Company by the Offeror (or by one of its group companies). Certain other terms used in this letter are defined in paragraph 11.

In consideration of you agreeing to make the Acquisition, I, Levy Gerzberg, hereby irrevocably and unconditionally (save as specified below) confirm, undertake, represent and warrant to, and agree with the Offeror on the terms set out in this letter, which is entered into as a deed.

1.	UNDERTAKINGS TO VOTE IN FAVOUR OF THE SCHEME AND OTHER OBLIGATIONS

1.1	I irrevocably undertake to the Offeror that:

1.1.1

I shall exercise all voting rights attaching to the Shares to vote in favour of any resolution which is necessary to approve the Scheme, and to vote (or, in the case of ADSs, instruct the depositary to do so) only in accordance with the

Offeror’s written instructions in respect of any other Scheme Resolution, in each case as proposed at any general meeting (“General Meeting”) and Court convened meeting (“Court Meeting”) of the Company in connection with the Scheme, or at an adjournment of any such meeting;

1.1.2	I shall exercise all rights attaching to the Shares (or, in the case of ADSs, instruct the depositary to do so) to requisition or join in the requisitioning of any General Meeting for the purpose of considering any Scheme Resolution, or to require the Company to give notice of any such meeting, only in accordance with the Offeror’s instructions;

1.1.3	for the purposes of voting on any Scheme Resolution, I shall, if required by the Offeror, execute (or, in the case of ADSs, instruct the depositary to do so) any form of proxy and, in respect of any of my Shares in uncertificated form, take any action to make a valid proxy appointment and give valid proxy instructions, appointing any person nominated by the Offeror to attend and exercise all voting rights attaching to the Shares at any meeting of the shareholders of the Company as directed by the Offeror and, in particular, I shall, if required by the Offeror, execute and return the forms of proxy enclosed with the formal document containing the explanatory statement in respect of the Scheme (the “Scheme Document”) in accordance with the instructions printed on such forms of proxy and, in respect of Shares in uncertificated form, take action to make a valid proxy appointment and give valid proxy instructions:

(a)	appointing a person nominated by the Offeror to attend each of the General Meeting and the Court Meeting (and any adjournment of any such meetings) to be held to implement the Scheme; and

(b)	instructing the proxy to exercise all voting rights attaching to the Shares to vote in favour of any resolution which is necessary to approve the Scheme at such meetings,

as soon as possible and in any event within ten business days after the date of despatch of the Scheme Document;

1.1.4	I shall not revoke (and, in the case of ADSs, shall not instruct the depositary to do so) the terms of any proxy submitted in accordance with paragraph 1.1.3, whether in writing or by attendance at any General Meeting or Court Meeting (or any adjournment thereof) or otherwise;

1.1.5	I shall accept any proposal made by the Offeror to the holders of options over securities in the Company, in compliance with Rule 15 of the Code, in respect of all such options held by me, to the extent that the same have not lapsed or been exercised, no later than five business days after receipt of such proposal, or otherwise allow such options to lapse;

1.1.6	I shall cause the registered holder of any Shares which are not registered in my name to comply with (and I shall take all actions as may be necessary or desirable in order to enable the registered holder of any such shares to comply with) the undertakings in paragraphs 1.1.1 to 1.1.5 above; and

1.1.7	I shall from time to time, as promptly as practicable, complete, execute and deliver such documents and shall give such instructions as shall be necessary to give full effect to my obligations hereunder.

2.	UNDERTAKINGS IN RESPECT OF DEALINGS

2.1	I hereby irrevocably undertake that I will not, prior to the earlier of the Acquisition closing (or, if applicable, becoming effective) or lapsing:

2.1.1	sell the Shares or transfer, encumber, charge, pledge, grant any option or other right over or otherwise dispose of or deal with or permit any such action to occur in respect of any of the Shares or any interest in them except pursuant to my agreement to the Acquisition or to the Offeror (or, after the end of the General Meeting, with respect to any new shares issued, or existing shares transferred, to me pursuant to options being exercised or shares vesting under the Company’s share schemes (“New Shares”), such number of New Shares as are required to realise proceeds to satisfy a charge to tax or other withholdings arising out of such options being exercised or shares vesting under the Company’s share schemes);

2.1.2	accept or agree to give any undertaking in respect of any offer, scheme of arrangement, merger or other business combination made or proposed to be made in respect of the Shares by any person other than the Offeror;

2.1.3	except with the prior written consent of the Offeror (not to be unreasonably withheld or a decision thereon unreasonably delayed) and save for the Shares and exercise of options under the Company’s share schemes in accordance with their terms, purchase or acquire any shares or other securities of the Company (or any interest therein); or

2.1.4	other than pursuant to this undertaking in respect of my agreement to the Acquisition or separately with the Offeror, enter into any agreement or arrangement (whether legally binding or otherwise) or permit any agreement or arrangement to be entered into or incur or allow to arise any obligation (conditional or unconditional) to do any of the acts referred to in paragraphs 2.1.1 to 2.1.3 above, which would or might restrict my ability to comply with this undertaking.

3.	WITHDRAWAL

Notwithstanding that I may be entitled to withdraw any vote or acceptance in respect of the Shares by virtue of any term of the Scheme or any law or regulation, I shall not withdraw any such acceptance(s) and shall procure that any such vote(s) or acceptance(s) is/are not withdrawn.

4.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

4.1	I hereby represent, warrant and undertake to the Offeror that as at the date of this undertaking:

4.1.1	Schedule 1 sets out true, complete and accurate details of all shares in the Company registered in my name or beneficially owned by me or in respect of which I am interested for the purposes of Part 22 of the Companies Act 2006 or Chapter 5 of the Disclosure and Transparency Rules; and

4.1.2	Schedule 2 contains true, complete and accurate details of all options and/or awards I have to subscribe for, purchase or otherwise acquire any securities of the Company;

4.1.3	the information set out in Schedule 1 and Schedule 2 regarding the securities of the Company in which I am interested (within the meaning of the Code) is complete and accurate, and save as set out in Schedule 1 and Schedule 2, I am not interested in any securities of the Company (within the meaning of the Code);

4.1.4	the Shares are held and will be acquired by the Offeror pursuant to the Acquisition (if applicable), free from all liens, equitable interests, charges, encumbrances, options, rights of pre-emption and other interests and third party rights of any nature whatsoever and with all rights now or hereafter attaching to them, including the right to all dividends declared, made or paid hereafter; and

4.1.5	I have the full power and authority (and will at all times continue to have all relevant authority) to enter into and perform this undertaking in accordance with its terms.

4.2	In this letter, the term Shares includes any further shares in the capital of the Company of which (notwithstanding paragraph 2) I may become the registered holder or beneficial owner or in respect of which I may otherwise become entitled to exercise all rights and interests after the date of this letter, whether or not deriving from or attributable to the Shares specified in the Schedule 1 or the options and/or awards specified in Schedule 2.

4.3	Such representations, warranties and undertakings shall not be extinguished or affected by the completion of the Acquisition.

5.	PUBLICITY AND DOCUMENTATION

5.1	I consent to the issue of the Press Announcement incorporating references to me and to this undertaking in the terms set out in the Press Announcement.

5.2	I understand and agree that, in accordance with the Code, particulars of this undertaking and disclosable holdings of, and dealings in, relevant securities of the Company will need to be publicly disclosed and will also be contained in the Scheme Document and that copies of this undertaking will be available for inspection until the Scheme completes (in accordance with Rule 26 of the Code).

5.3	I undertake to provide you promptly with all such information in relation to our interests in the share capital of the Company as you may reasonably require to comply with the rules and requirements of the Panel, the UKLA and the London Stock Exchange plc, and any other legal or regulatory requirements, and as soon as practicable notify the Offeror in writing upon becoming aware of any change in accuracy of any such information previously given by me.

6.	SPECIFIC PERFORMANCE

I recognise and acknowledge that if I should fail to act in accordance with my obligations in paragraphs 1 and/or 2, or should otherwise be in breach of any of those obligations, damages may not be an adequate remedy and that the Offeror may be entitled to the remedies of injunction, specific performance and other equitable relief and that no proof of special damages shall be necessary for the enforcement of this undertaking.

7.	SECRECY

Save to the extent (if any) required to comply with the Code or any applicable law and regulation, I shall keep secret the possibility, terms and conditions of the Acquisition and the existence and terms of this undertaking save to the extent that such matters have been made public through the issue of the Press Announcement or otherwise through the issue of any documentation relating to the Acquisition.

8.	CONDITIONS

8.1	All obligations in this undertaking (save for my obligations pursuant to paragraph 7 which shall remain in full force and effect) are conditional on the following:

8.1.1	the issue of a press announcement substantially in the form of the Press Announcement not later than 4.30 p.m. (London time) on 15 October 2014 or such later date as the Company and the Offeror may agree;

8.1.2	the despatch of the Scheme Document within 28 days of the issue of the Press Announcement (or within such longer period as the Offeror and the Company may agree with the consent of the Panel);

8.1.3	the Scheme becoming effective prior to 31 December 2015; and

8.1.4	the Scheme not lapsing or being withdrawn (other than as a result of any action or omission of the Company or the directors of the Company).

8.2	If any of the conditions set out in paragraph 8.1 are not met, this undertaking shall lapse with (save as set out above) no liability or obligation on either party’s part, but such lapse shall not affect any rights or liabilities under this undertaking in respect of prior breaches of this undertaking.

9.	OFFER ALTERNATIVE

9.1	I acknowledge that the Offeror shall have the right and may elect at any time (with the consent of the Panel) to implement the Acquisition by way of a takeover offer (an “Offer”), provided that:

9.1.1	the Company has given its written consent to the Offeror making that election; and

9.1.2	the Offer is made on terms at least as favourable as the terms of the Scheme.

9.2	If an Offer is made by the Offeror:

9.2.1	I undertake and warrant that (notwithstanding paragraph 8) this letter will continue to be binding mutatis mutandis in respect of the Shares and, in particular, I undertake to accept, or procure acceptance of, the Offer as soon as possible and in any event within seven business days after publication of the formal document containing the Offer (the “Offer Document”) (or, in respect of any shares allotted to me after the posting of the Offer Document, within seven business days of such allotment or acquisition);

9.2.2	I further undertake, if so required by the Offeror, to execute or procure the execution of all such other documents as may be necessary to give the Offeror the full benefit of this letter;

9.2.3	all references in this letter to the Scheme shall, where the context permits, be read as references to the Offer (or to both the Scheme and the Offer, as appropriate); and

9.2.4	references to the Scheme Document shall be read as references to the Offer Document.

10.	CONFIRMATIONS

10.1	I confirm that I am not a client of your financial adviser, Deutsche Bank AG (“Deutsche Bank”) and Deutsche Bank will not be responsible to me for providing the protections afforded to its clients or for giving advice in relation to the Acquisition or in connection with this undertaking.

10.2	I confirm that I have been given an adequate opportunity to consider whether or not to give this undertaking and to obtain independent advice about the nature of this undertaking.

11.	INTERPRETATION, CONDITIONS AND GENERAL

11.1	In this undertaking:

11.1.1	references to “business day” are to a day not being a Saturday or a Sunday on which banks are open for business in the City of London;

11.1.2	references to the “Offeror” shall include Turin Incorporated, the ultimate parent company of the Offeror, Qualcomm Global Trading PTE. LTD.; and

11.1.3	references to a “Scheme Resolution” mean a resolution which is necessary for the purpose of implementing the Scheme, or a resolution which (if passed) might result in any condition of the Scheme not being fulfilled or which might reasonably be expected to delay, impede or frustrate the Scheme in any way, proposed at any general meeting, class meeting, or court meeting of shareholders of the Company.

11.2	Nothing in this undertaking shall oblige the Offeror or Deutsche Bank to announce or proceed with the Acquisition.

11.3	With regard to any of the Shares not registered in my name, this undertaking is intended to secure that the registered holder(s) will agree to the Acquisition in respect of the Shares. The confirmations, warranties and undertakings contained in this undertaking are given by me on behalf of such registered holder(s) and I undertake to ensure the compliance by such person(s) with those confirmations, warranties and undertakings.

11.4	This undertaking shall be binding on my estate and personal representatives except in relation to those obligations which relate to my position as a director of the Company.

11.5	No term of this undertaking is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this undertaking.

11.6	This undertaking contains the whole agreement between the Offeror and me relating to the subject matter of this undertaking at the date hereof to the exclusion of any terms implied by law which may be excluded by contract. I acknowledge that I have not been induced to sign this letter by any representation, warranty or undertaking not expressly incorporated into it.

11.7	The invalidity, illegality or unenforceability of any provision of this letter shall not affect the continuation in force of the remainder of this letter.

12.	TIME OF THE ESSENCE

12.1	Any time, date or period mentioned in this undertaking may be extended by mutual agreement in writing between the parties hereto or otherwise as provided herein but as regards any time, date or period originally fixed or so extended as aforesaid time shall be of the essence.

13.	GOVERNING LAW

13.1	I agree that this undertaking and all matters in connection therewith shall be governed and construed in accordance with English law and I submit to the exclusive jurisdiction of the High Courts of England.

Schedule 1

Ownership of the Company’s Shares

Registered and beneficial holdings of Shares

(1) Registered Holder	(2) Beneficial Owner	(3) Number of Shares
Cede & Co	Levy Gerzberg	7,960 ADS	*

*	Each ADS share is equivalent to 4 ordinary shares

Schedule 2

Ownership of the Company’s options

(1) Name of Scheme/Plan	(2) Date of Grant	(3) Exercise Price	(4) Number of Shares
Zoran Corporation 2005 Equity Incentive Plan	26.04.2007	34.0700	11,739 ADS	*
Zoran Corporation 2005 Equity Incentive Plan	26.04.2007	34.0700	46,320 ADS	*
Zoran Corporation 2005 Equity Incentive Plan	28.04.2010	16.9900	6,429 ADS	*
Zoran Corporation 2005 Equity Incentive Plan	10.05.2011	14.8700	69,470 ADS	*
Zoran Corporation 2005 Equity Incentive Plan	10.05.2011	14.8700	29,634 ADS	*

*	Each ADS share is equivalent to 4 ordinary shares

Signed by Levy Gerzberg	) ) )

Signature of Director

in the presence of:	) ) )

Signature of witness

Name of witness:	B.N. GLADDEN
Occupation of witness:	Chartered Secretary
Address of witness:	4 Garden Close, The Park, Great Barton,
Bury St Edmunds IP31 2SY

FORM OF DIRECTOR SHAREHOLDER’S IRREVOCABLE UNDERTAKING

To:	Qualcomm Global Trading PTE. LTD. (the “Offeror”)
80 Robinson Road
#02-00
Singapore 068898

For the attention of: Rhonda Meyer, Vice President and Secretary

14 October 2014

Dear Sirs,

Proposed offer for CSR plc (the “Company”)

I understand that you, the Offeror, intend to acquire (the “Acquisition”) all of the issued and to be issued share capital in the Company for the consideration, and otherwise substantially on the terms and subject to the conditions, set out or referred to in the draft press announcement attached to this undertaking (the “Press Announcement”), and subject further to such amendments or additions to such terms and conditions as may be required by the City Code on Takeovers and Mergers (the “Code”), the Panel on Takeovers and Mergers (the “Panel”), the Financial Conduct Authority acting in its capacity as the UK Listing Authority (“UKLA”), the London Stock Exchange plc, the High Court of Justice in England and Wales (the “Court”) or any applicable law or regulation. I also understand that the Acquisition is expected to be implemented by way of a scheme of arrangement under Part 26 of the Companies Act 2006 (the “Act”).

I am the beneficial owner of, or otherwise able to procure the transfer of and the exercise of all other rights attaching to, the shares of 0.1 pence each in the Company set out in Schedule 1 to this undertaking (the “Shares”), which such number of Shares may change from time to time subject to the terms of this deed.

In this letter, the “Scheme” means the proposed scheme of arrangement of the Company to implement the Acquisition as described above and includes any new, revised, improved or increased scheme for the acquisition of the Company by the Offeror (or by one of its group companies). Certain other terms used in this letter are defined in paragraph 11.

In consideration of you agreeing to make the Acquisition, I, Ron Mackintosh, hereby irrevocably and unconditionally (save as specified below) confirm, undertake, represent and warrant to, and agree with the Offeror on the terms set out in this letter, which is entered into as a deed.

1.	UNDERTAKINGS TO VOTE IN FAVOUR OF THE SCHEME AND OTHER OBLIGATIONS

1.1	I irrevocably undertake to the Offeror that:

1.1.1

I shall exercise all voting rights attaching to the Shares to vote in favour of any resolution which is necessary to approve the Scheme, and to vote only in accordance with the Offeror’s written instructions in respect of any other

Scheme Resolution, in each case as proposed at any general meeting (“General Meeting”) and Court convened meeting (“Court Meeting”) of the Company in connection with the Scheme, or at an adjournment of any such meeting;

1.1.2	I shall exercise all rights attaching to the Shares to requisition or join in the requisitioning of any General Meeting for the purpose of considering any Scheme Resolution, or to require the Company to give notice of any such meeting, only in accordance with the Offeror’s instructions;

1.1.3	for the purposes of voting on any Scheme Resolution, I shall, if required by the Offeror, execute any form of proxy and, in respect of any of my Shares in uncertificated form, take any action to make a valid proxy appointment and give valid proxy instructions, appointing any person nominated by the Offeror to attend and exercise all voting rights attaching to the Shares at any meeting of the shareholders of the Company as directed by the Offeror and, in particular, I shall, if required by the Offeror, execute and return the forms of proxy enclosed with the formal document containing the explanatory statement in respect of the Scheme (the “Scheme Document”) in accordance with the instructions printed on such forms of proxy and, in respect of Shares in uncertificated form, take action to make a valid proxy appointment and give valid proxy instructions:

(a)	appointing a person nominated by the Offeror to attend each of the General Meeting and the Court Meeting (and any adjournment of any such meetings) to be held to implement the Scheme; and

(b)	instructing the proxy to exercise all voting rights attaching to the Shares to vote in favour of any resolution which is necessary to approve the Scheme at such meetings,

as soon as possible and in any event within ten business days after the date of despatch of the Scheme Document;

1.1.4	I shall not revoke the terms of any proxy submitted in accordance with paragraph 1.1.3, whether in writing or by attendance at any General Meeting or Court Meeting (or any adjournment thereof) or otherwise;

1.1.5	I shall accept any proposal made by the Offeror to the holders of options over securities in the Company, in compliance with Rule 15 of the Code, in respect of all such options held by me, to the extent that the same have not lapsed or been exercised, no later than five business days after receipt of such proposal, or otherwise allow such options to lapse;

1.1.6	I shall cause the registered holder of any Shares which are not registered in my name to comply with (and I shall take all actions as may be necessary or desirable in order to enable the registered holder of any such shares to comply with) the undertakings in paragraphs 1.1.1 to 1.1.5 above; and

1.1.7	I shall from time to time, as promptly as practicable, complete, execute and deliver such documents and shall give such instructions as shall be necessary to give full effect to my obligations hereunder.

2.	UNDERTAKINGS IN RESPECT OF DEALINGS

2.1	Subject to clause 2.2, I hereby irrevocably undertake that I will not, prior to the earlier of the Acquisition closing (or, if applicable, becoming effective) or lapsing:

2.1.1	sell the Shares or transfer, encumber, charge, pledge, grant any option or other right over or otherwise dispose of or deal with or permit any such action to occur in respect of any of the Shares or any interest in them except pursuant to my agreement to the Acquisition or to the Offeror (or, after the end of the General Meeting, with respect to any new shares issued, or existing shares transferred, to me pursuant to options being exercised or shares vesting under the Company’s share schemes (“New Shares”), such number of New Shares as are required to realise proceeds to satisfy a charge to tax or other withholdings arising out of such options being exercised or shares vesting under the Company’s share schemes);

2.1.2	accept or agree to give any undertaking in respect of any offer, scheme of arrangement, merger or other business combination made or proposed to be made in respect of the Shares by any person other than the Offeror;

2.1.3	except with the prior written consent of the Offeror (not to be unreasonably withheld or a decision thereon unreasonably delayed) and save for the Shares and exercise of options under the Company’s share schemes in accordance with their terms, purchase or acquire any shares or other securities of the Company (or any interest therein); or

2.1.4	other than pursuant to this undertaking in respect of my agreement to the Acquisition or separately with the Offeror, enter into any agreement or arrangement (whether legally binding or otherwise) or permit any agreement or arrangement to be entered into or incur or allow to arise any obligation (conditional or unconditional) to do any of the acts referred to in paragraphs 2.1.1 to 2.1.3 above, which would or might restrict my ability to comply with this undertaking.

2.2	Sub-clauses 2.1.1 to 2.1.4 are excluded in respect of up to 12,115 shares from the Shares that I may transfer or otherwise dispose of or deal with after the first General Meeting of the Company in connection with the Scheme.

3.	WITHDRAWAL

Notwithstanding that I may be entitled to withdraw any vote or acceptance in respect of the Shares by virtue of any term of the Scheme or any law or regulation, I shall not withdraw any such acceptance(s) and shall procure that any such vote(s) or acceptance(s) is/are not withdrawn.

4.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

4.1	I hereby represent, warrant and undertake to the Offeror that as at the date of this undertaking:

4.1.1	Schedule 1 sets out true, complete and accurate details of all shares in the Company registered in my name or beneficially owned by me or in respect of which I am interested for the purposes of Part 22 of the Companies Act 2006 or Chapter 5 of the Disclosure and Transparency Rules; and

4.1.2	Schedule 2 contains true, complete and accurate details of all options and/or awards I have to subscribe for, purchase or otherwise acquire any securities of the Company;

4.1.3	the information set out in Schedule 1 and Schedule 2 regarding the securities of the Company in which I am interested (within the meaning of the Code) is complete and accurate, and save as set out in Schedule 1 and Schedule 2, I am not interested in any securities of the Company (within the meaning of the Code);

4.1.4	the Shares are held and will be acquired by the Offeror pursuant to the Acquisition (if applicable), free from all liens, equitable interests, charges, encumbrances, options, rights of pre-emption and other interests and third party rights of any nature whatsoever and with all rights now or hereafter attaching to them, including the right to all dividends declared, made or paid hereafter; and

4.1.5	I have the full power and authority (and will at all times continue to have all relevant authority) to enter into and perform this undertaking in accordance with its terms.

4.2	In this letter, the term Shares includes any further shares in the capital of the Company of which (notwithstanding paragraph 2) I may become the registered holder or beneficial owner or in respect of which I may otherwise become entitled to exercise all rights and interests after the date of this letter, whether or not deriving from or attributable to the Shares specified in the Schedule 1 or the options and/or awards specified in Schedule 2.

4.3	Such representations, warranties and undertakings shall not be extinguished or affected by the completion of the Acquisition.

5.	PUBLICITY AND DOCUMENTATION

5.1	I consent to the issue of the Press Announcement incorporating references to me and to this undertaking in the terms set out in the Press Announcement.

5.2	I understand and agree that, in accordance with the Code, particulars of this undertaking and disclosable holdings of, and dealings in, relevant securities of the Company will need to be publicly disclosed and will also be contained in the Scheme Document and that copies of this undertaking will be available for inspection until the Scheme completes (in accordance with Rule 26 of the Code).

5.3	I undertake to provide you promptly with all such information in relation to our interests in the share capital of the Company as you may reasonably require to comply with the rules and requirements of the Panel, the UKLA and the London Stock Exchange plc, and any other legal or regulatory requirements, and as soon as practicable notify the Offeror in writing upon becoming aware of any change in accuracy of any such information previously given by me.

6.	SPECIFIC PERFORMANCE

I recognise and acknowledge that if I should fail to act in accordance with my obligations in paragraphs 1 and/or 2, or should otherwise be in breach of any of those obligations, damages may not be an adequate remedy and that the Offeror may be entitled to the remedies of injunction, specific performance and other equitable relief and that no proof of special damages shall be necessary for the enforcement of this undertaking.

7.	SECRECY

Save to the extent (if any) required to comply with the Code or any applicable law and regulation, I shall keep secret the possibility, terms and conditions of the Acquisition and the existence and terms of this undertaking save to the extent that such matters have been made public through the issue of the Press Announcement or otherwise through the issue of any documentation relating to the Acquisition.

8.	CONDITIONS

8.1	All obligations in this undertaking (save for my obligations pursuant to paragraph 7 which shall remain in full force and effect) are conditional on the following:

8.1.1	the issue of a press announcement substantially in the form of the Press Announcement not later than 4.30 p.m. (London time) on 15 October 2014 or such later date as the Company and the Offeror may agree;

8.1.2	the despatch of the Scheme Document within 28 days of the issue of the Press Announcement (or within such longer period as the Offeror and the Company may agree with the consent of the Panel);

8.1.3	the Scheme becoming effective prior to 31 December 2015; and

8.1.4	the Scheme not lapsing or being withdrawn (other than as a result of any action or omission of the Company or the directors of the Company).

8.2	If any of the conditions set out in paragraph 8.1 are not met, this undertaking shall lapse with (save as set out above) no liability or obligation on either party’s part, but such lapse shall not affect any rights or liabilities under this undertaking in respect of prior breaches of this undertaking.

9.	OFFER ALTERNATIVE

9.1	I acknowledge that the Offeror shall have the right and may elect at any time (with the consent of the Panel) to implement the Acquisition by way of a takeover offer (an “Offer”), provided that:

9.1.1	the Company has given its written consent to the Offeror making that election; and

9.1.2	the Offer is made on terms at least as favourable as the terms of the Scheme.

9.2	If an Offer is made by the Offeror:

9.2.1	I undertake and warrant that (notwithstanding paragraph 8) this letter will continue to be binding mutatis mutandis in respect of the Shares and, in particular, I undertake to accept, or procure acceptance of, the Offer as soon as possible and in any event within seven business days after publication of the formal document containing the Offer (the “Offer Document”) (or, in respect of any shares allotted to me after the posting of the Offer Document, within seven business days of such allotment or acquisition);

9.2.2	I further undertake, if so required by the Offeror, to execute or procure the execution of all such other documents as may be necessary to give the Offeror the full benefit of this letter;

9.2.3	all references in this letter to the Scheme shall, where the context permits, be read as references to the Offer (or to both the Scheme and the Offer, as appropriate); and

9.2.4	references to the Scheme Document shall be read as references to the Offer Document.

10.	CONFIRMATIONS

10.1	I confirm that I am not a client of your financial adviser, Deutsche Bank AG (“Deutsche Bank”) and Deutsche Bank will not be responsible to me for providing the protections afforded to its clients or for giving advice in relation to the Acquisition or in connection with this undertaking.

10.2	I confirm that I have been given an adequate opportunity to consider whether or not to give this undertaking and to obtain independent advice about the nature of this undertaking.

11.	INTERPRETATION, CONDITIONS AND GENERAL

11.1	In this undertaking:

11.1.1	references to “business day” are to a day not being a Saturday or a Sunday on which banks are open for business in the City of London;

11.1.2	references to the “Offeror” shall include Turin Incorporated, the ultimate parent company of the Offeror, Qualcomm Global Trading PTE. LTD.; and

11.1.3	references to a “Scheme Resolution” mean a resolution which is necessary for the purpose of implementing the Scheme, or a resolution which (if passed) might result in any condition of the Scheme not being fulfilled or which might reasonably be expected to delay, impede or frustrate the Scheme in any way, proposed at any general meeting, class meeting, or court meeting of shareholders of the Company.

11.2	Nothing in this undertaking shall oblige the Offeror or Deutsche Bank to announce or proceed with the Acquisition.

11.3	With regard to any of the Shares not registered in my name, this undertaking is intended to secure that the registered holder(s) will agree to the Acquisition in respect of the Shares. The confirmations, warranties and undertakings contained in this undertaking are given by me on behalf of such registered holder(s) and I undertake to ensure the compliance by such person(s) with those confirmations, warranties and undertakings.

11.4	This undertaking shall be binding on my estate and personal representatives except in relation to those obligations which relate to my position as a director of the Company.

11.5	No term of this undertaking is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this undertaking.

11.6	This undertaking contains the whole agreement between the Offeror and me relating to the subject matter of this undertaking at the date hereof to the exclusion of any terms implied by law which may be excluded by contract. I acknowledge that I have not been induced to sign this letter by any representation, warranty or undertaking not expressly incorporated into it.

11.7	The invalidity, illegality or unenforceability of any provision of this letter shall not affect the continuation in force of the remainder of this letter.

12.	TIME OF THE ESSENCE

12.1	Any time, date or period mentioned in this undertaking may be extended by mutual agreement in writing between the parties hereto or otherwise as provided herein but as regards any time, date or period originally fixed or so extended as aforesaid time shall be of the essence.

13.	GOVERNING LAW

13.1	I agree that this undertaking and all matters in connection therewith shall be governed and construed in accordance with English law and I submit to the exclusive jurisdiction of the High Courts of England.

Schedule 1

Ownership of the Company’s Shares

Registered and beneficial holdings of Shares

(1) Registered Holder	(2) Beneficial Owner	(3) Number of Shares
Vidacos Nominees Limited	Ron Mackintosh	112,115

Schedule 2

Ownership of the Company’s options

(1) Name of Scheme/Plan	(2) Date of Grant	(3) Exercise Price	(4) Number of Shares
N/A	N/A	N/A	N/A

Signed by Ron Mackintosh	) ) )

Signature of Director

in the presence of:	) ) )

Signature of witness

Name of witness:	ROBERT HAZELDEN
Occupation of witness:
Address of witness:

Carpenter & Joiner

4 Coleson Hill Road

Framham Surrey

SU10 4QQ

FORM OF DIRECTOR SHAREHOLDER’S IRREVOCABLE UNDERTAKING

To:	Qualcomm Global Trading PTE. LTD. (the “Offeror”)

80 Robinson Road

#02-00

Singapore 068898

For the attention of: Rhonda Meyer, Vice President and Secretary

13 October 2014

Dear Sirs,

Proposed offer for CSR plc (the “Company”)

I understand that you, the Offeror, intend to acquire (the “Acquisition”) all of the issued and to be issued share capital in the Company for the consideration, and otherwise substantially on the terms and subject to the conditions, set out or referred to in the draft press announcement attached to this undertaking (the “Press Announcement”), and subject further to such amendments or additions to such terms and conditions as may be required by the City Code on Takeovers and Mergers (the “Code”), the Panel on Takeovers and Mergers (the “Panel”), the Financial Conduct Authority acting in its capacity as the UK Listing Authority (“UKLA”), the London Stock Exchange plc, the High Court of Justice in England and Wales (the “Court”) or any applicable law or regulation. I also understand that the Acquisition is expected to be implemented by way of a scheme of arrangement under Part 26 of the Companies Act 2006 (the “Act”).

I am the beneficial owner of, or otherwise able to procure the transfer of and the exercise of all other rights attaching to, the shares of 0.1 pence each in the Company (including the ordinary shares underlying the American Depositary Shares (“ADS”), each ADS representing four ordinary shares) set out in Schedule 1 to this undertaking (the “Shares”).

In this letter, the “Scheme” means the proposed scheme of arrangement of the Company to implement the Acquisition as described above and includes any new, revised, improved or increased scheme for the acquisition of the Company by the Offeror (or by one of its group companies). Certain other terms used in this letter are defined in paragraph 11.

In consideration of you agreeing to make the Acquisition, I, Teresa Vega, hereby irrevocably and unconditionally (save as specified below) confirm, undertake, represent and warrant to, and agree with the Offeror on the terms set out in this letter, which is entered into as a deed.

1.	UNDERTAKINGS TO VOTE IN FAVOUR OF THE SCHEME AND OTHER OBLIGATIONS

1.1	I irrevocably undertake to the Offeror that:

1.1.1

I shall exercise all voting rights attaching to the Shares to vote in favour of any resolution which is necessary to approve the Scheme, and to vote (or, in the case of ADSs, instruct the depositary to do so) only in accordance with the Offeror’s written instructions in respect of any other Scheme Resolution, in each case as proposed at any general meeting (“General Meeting”) and Court convened meeting (“Court Meeting”) of the Company in connection with the Scheme, or at an adjournment of any such meeting;

1.1.2	I shall exercise all rights attaching to the Shares (or, in the case of ADSs, instruct the depositary to do so) to requisition or join in the requisitioning of any General Meeting for the purpose of considering any Scheme Resolution, or to require the Company to give notice of any such meeting, only in accordance with the Offeror’s instructions;

1.1.3	for the purposes of voting on any Scheme Resolution, I shall, if required by the Offeror, execute (or, in the case of ADSs, instruct the depositary to do so) any form of proxy and, in respect of any of my Shares in uncertificated form, take any action to make a valid proxy appointment and give valid proxy instructions, appointing any person nominated by the Offeror to attend and exercise all voting rights attaching to the Shares at any meeting of the shareholders of the Company as directed by the Offeror and, in particular, I shall, if required by the Offeror, execute and return the forms of proxy enclosed with the formal document containing the explanatory statement in respect of the Scheme (the “Scheme Document”) in accordance with the instructions printed on such forms of proxy and, in respect of Shares in uncertificated form, take action to make a valid proxy appointment and give valid proxy instructions:

(a)	appointing a person nominated by the Offeror to attend each of the General Meeting and the Court Meeting (and any adjournment of any such meetings) to be held to implement the Scheme; and

(b)	instructing the proxy to exercise all voting rights attaching to the Shares to vote in favour of any resolution which is necessary to approve the Scheme at such meetings,

as soon as possible and in any event within ten business days after the date of despatch of the Scheme Document;

1.1.4	I shall not revoke (and, in the case of ADSs, shall not instruct the depositary to do so) the terms of any proxy submitted in accordance with paragraph 1.1.3, whether in writing or by attendance at any General Meeting or Court Meeting (or any adjournment thereof) or otherwise;

1.1.5	I shall accept any proposal made by the Offeror to the holders of options over securities in the Company, in compliance with Rule 15 of the Code, in respect of all such options held by me, to the extent that the same have not lapsed or been exercised, no later than five business days after receipt of such proposal, or otherwise allow such options to lapse;

1.1.6	I shall cause the registered holder of any Shares which are not registered in my name to comply with (and I shall take all actions as may be necessary or desirable in order to enable the registered holder of any such shares to comply with) the undertakings in paragraphs 1.1.1 to 1.1.5 above; and

1.1.7	I shall from time to time, as promptly as practicable, complete, execute and deliver such documents and shall give such instructions as shall be necessary to give full effect to my obligations hereunder.

2.	UNDERTAKINGS IN RESPECT OF DEALINGS

2.1	I hereby irrevocably undertake that I will not, prior to the earlier of the Acquisition closing (or, if applicable, becoming effective) or lapsing:

2.1.1	sell the Shares or transfer, encumber, charge, pledge, grant any option or other right over or otherwise dispose of or deal with or permit any such action to occur in respect of any of the Shares or any interest in them except pursuant to my agreement to the Acquisition or to the Offeror (or, after the end of the General Meeting, with respect to any new shares issued, or existing shares transferred, to me pursuant to options being exercised or shares vesting under the Company’s share schemes (“New Shares”), such number of New Shares as are required to realise proceeds to satisfy a charge to tax or other withholdings arising out of such options being exercised or shares vesting under the Company’s share schemes);

2.1.2	accept or agree to give any undertaking in respect of any offer, scheme of arrangement, merger or other business combination made or proposed to be made in respect of the Shares by any person other than the Offeror;

2.1.3	except with the prior written consent of the Offeror (not to be unreasonably withheld or a decision thereon unreasonably delayed) and save for the Shares and exercise of options under the Company’s share schemes in accordance with their terms, purchase or acquire any shares or other securities of the Company (or any interest therein); or

2.1.4	other than pursuant to this undertaking in respect of my agreement to the Acquisition or separately with the Offeror, enter into any agreement or arrangement (whether legally binding or otherwise) or permit any agreement or arrangement to be entered into or incur or allow to arise any obligation (conditional or unconditional) to do any of the acts referred to in paragraphs 2.1.1 to 2.1.3 above, which would or might restrict my ability to comply with this undertaking.

3.	WITHDRAWAL

Notwithstanding that I may be entitled to withdraw any vote or acceptance in respect of the Shares by virtue of any term of the Scheme or any law or regulation, I shall not withdraw any such acceptance(s) and shall procure that any such vote(s) or acceptance(s) is/are not withdrawn.

4.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

4.1	I hereby represent, warrant and undertake to the Offeror that as at the date of this undertaking:

4.1.1	Schedule 1 sets out true, complete and accurate details of all shares in the Company registered in my name or beneficially owned by me or in respect of which I am interested for the purposes of Part 22 of the Companies Act 2006 or Chapter 5 of the Disclosure and Transparency Rules; and

4.1.2	Schedule 2 contains true, complete and accurate details of all options and/or awards I have to subscribe for, purchase or otherwise acquire any securities of the Company;

4.1.3	the information set out in Schedule 1 and Schedule 2 regarding the securities of the Company in which I am interested (within the meaning of the Code) is complete and accurate, and save as set out in Schedule 1 and Schedule 2, I am not interested in any securities of the Company (within the meaning of the Code);

4.1.4	the Shares are held and will be acquired by the Offeror pursuant to the Acquisition (if applicable), free from all liens, equitable interests, charges, encumbrances, options, rights of pre-emption and other interests and third party rights of any nature whatsoever and with all rights now or hereafter attaching to them, including the right to all dividends declared, made or paid hereafter; and

4.1.5	I have the full power and authority (and will at all times continue to have all relevant authority) to enter into and perform this undertaking in accordance with its terms.

4.2	In this letter, the term Shares includes any further shares in the capital of the Company of which (notwithstanding paragraph 2) I may become the registered holder or beneficial owner or in respect of which I may otherwise become entitled to exercise all rights and interests after the date of this letter, whether or not deriving from or attributable to the Shares specified in the Schedule 1 or the options and/or awards specified in Schedule 2.

4.3	Such representations, warranties and undertakings shall not be extinguished or affected by the completion of the Acquisition.

5.	PUBLICITY AND DOCUMENTATION

5.1	I consent to the issue of the Press Announcement incorporating references to me and to this undertaking in the terms set out in the Press Announcement.

5.2	I understand and agree that, in accordance with the Code, particulars of this undertaking and disclosable holdings of, and dealings in, relevant securities of the Company will need to be publicly disclosed and will also be contained in the Scheme Document and that copies of this undertaking will be available for inspection until the Scheme completes (in accordance with Rule 26 of the Code).

5.3	I undertake to provide you promptly with all such information in relation to our interests in the share capital of the Company as you may reasonably require to comply with the rules and requirements of the Panel, the UKLA and the London Stock Exchange plc, and any other legal or regulatory requirements, and as soon as practicable notify the Offeror in writing upon becoming aware of any change in accuracy of any such information previously given by me.

6.	SPECIFIC PERFORMANCE

I recognise and acknowledge that if I should fail to act in accordance with my obligations in paragraphs 1 and/or 2, or should otherwise be in breach of any of those obligations, damages may not be an adequate remedy and that the Offeror may be entitled to the remedies of injunction, specific performance and other equitable relief and that no proof of special damages shall be necessary for the enforcement of this undertaking.

7.	SECRECY

Save to the extent (if any) required to comply with the Code or any applicable law and regulation, I shall keep secret the possibility, terms and conditions of the Acquisition and the existence and terms of this undertaking save to the extent that such matters have been made public through the issue of the Press Announcement or otherwise through the issue of any documentation relating to the Acquisition.

8.	CONDITIONS

8.1	All obligations in this undertaking (save for my obligations pursuant to paragraph 7 which shall remain in full force and effect) are conditional on the following:

8.1.1	the issue of a press announcement substantially in the form of the Press Announcement not later than 4.30 p.m. (London time) on 15 October 2014 or such later date as the Company and the Offeror may agree;

8.1.2	the despatch of the Scheme Document within 28 days of the issue of the Press Announcement (or within such longer period as the Offeror and the Company may agree with the consent of the Panel);

8.1.3	the Scheme becoming effective prior to 31 December 2015; and

8.1.4	the Scheme not lapsing or being withdrawn (other than as a result of any action or omission of the Company or the directors of the Company).

8.2	If any of the conditions set out in paragraph 8.1 are not met, this undertaking shall lapse with (save as set out above) no liability or obligation on either party’s part, but such lapse shall not affect any rights or liabilities under this undertaking in respect of prior breaches of this undertaking.

9.	OFFER ALTERNATIVE

9.1	I acknowledge that the Offeror shall have the right and may elect at any time (with the consent of the Panel) to implement the Acquisition by way of a takeover offer (an “Offer”), provided that:

9.1.1	the Company has given its written consent to the Offeror making that election; and

9.1.2	the Offer is made on terms at least as favourable as the terms of the Scheme.

9.2	If an Offer is made by the Offeror:

9.2.1	I undertake and warrant that (notwithstanding paragraph 8) this letter will continue to be binding mutatis mutandis in respect of the Shares and, in particular, I undertake to accept, or procure acceptance of, the Offer as soon as possible and in any event within seven business days after publication of the formal document containing the Offer (the “Offer Document”) (or, in respect of any shares allotted to me after the posting of the Offer Document, within seven business days of such allotment or acquisition);

9.2.2	I further undertake, if so required by the Offeror, to execute or procure the execution of all such other documents as may be necessary to give the Offeror the full benefit of this letter;

9.2.3	all references in this letter to the Scheme shall, where the context permits, be read as references to the Offer (or to both the Scheme and the Offer, as appropriate); and

9.2.4	references to the Scheme Document shall be read as references to the Offer Document.

10.	CONFIRMATIONS

10.1	I confirm that I am not a client of your financial adviser, Deutsche Bank AG (“Deutsche Bank”) and Deutsche Bank will not be responsible to me for providing the protections afforded to its clients or for giving advice in relation to the Acquisition or in connection with this undertaking.

10.2	I confirm that I have been given an adequate opportunity to consider whether or not to give this undertaking and to obtain independent advice about the nature of this undertaking.

11.	INTERPRETATION, CONDITIONS AND GENERAL

11.1	In this undertaking:

11.1.1	references to “business day” are to a day not being a Saturday or a Sunday on which banks are open for business in the City of London;

11.1.2	references to the “Offeror” shall include Turin Incorporated, the ultimate parent company of the Offeror, Qualcomm Global Trading PTE. LTD.; and

11.1.3	references to a “Scheme Resolution” mean a resolution which is necessary for the purpose of implementing the Scheme, or a resolution which (if passed) might result in any condition of the Scheme not being fulfilled or which might reasonably be expected to delay, impede or frustrate the Scheme in any way, proposed at any general meeting, class meeting, or court meeting of shareholders of the Company.

11.2	Nothing in this undertaking shall oblige the Offeror or Deutsche Bank to announce or proceed with the Acquisition.

11.3	With regard to any of the Shares not registered in my name, this undertaking is intended to secure that the registered holder(s) will agree to the Acquisition in respect of the Shares. The confirmations, warranties and undertakings contained in this undertaking are given by me on behalf of such registered holder(s) and I undertake to ensure the compliance by such person(s) with those confirmations, warranties and undertakings.

11.4	This undertaking shall be binding on my estate and personal representatives except in relation to those obligations which relate to my position as a director of the Company.

11.5	No term of this undertaking is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this undertaking.

11.6	This undertaking contains the whole agreement between the Offeror and me relating to the subject matter of this undertaking at the date hereof to the exclusion of any terms implied by law which may be excluded by contract. I acknowledge that I have not been induced to sign this letter by any representation, warranty or undertaking not expressly incorporated into it.

11.7	The invalidity, illegality or unenforceability of any provision of this letter shall not affect the continuation in force of the remainder of this letter.

12.	TIME OF THE ESSENCE

12.1	Any time, date or period mentioned in this undertaking may be extended by mutual agreement in writing between the parties hereto or otherwise as provided herein but as regards any time, date or period originally fixed or so extended as aforesaid time shall be of the essence.

13.	GOVERNING LAW

13.1	I agree that this undertaking and all matters in connection therewith shall be governed and construed in accordance with English law and I submit to the exclusive jurisdiction of the High Courts of England.

Schedule 1

Ownership of the Company’s Shares

Registered and beneficial holdings of Shares

(1) Registered Holder	(2) Beneficial Owner	(3) Number of Shares
Tevaria, LLC	Teresa Vega	750 ADS	*

*	Each ADS share is equivalent to 4 ordinary shares

Schedule 2

Ownership of the Company’s options

(1) Name of Scheme/Plan	(2) Date of Grant	(3) Exercise Price	(4) Number of Shares
N/A	N/A	N/A	N/A

Signed by Teresa Vega	)
)
)

Signature of Director

in the presence of:	)
)
)

Signature of witness

Name of witness:	B.N. GLADDEN
Occupation of witness:	Chartered Secretary
Address of witness:	4 Garden Close, The Park, Great Barton,
Bury St Edmunds IP31 2SY

FORM OF DIRECTOR SHAREHOLDER’S IRREVOCABLE UNDERTAKING

To:	Qualcomm Global Trading PTE. LTD. (the “Offeror”)
80 Robinson Road
#02-00
Singapore 068898

For the attention of: Rhonda Meyer, Vice President and Secretary

14 October 2014

Dear Sirs,

Proposed offer for CSR plc (the “Company”)

I understand that you, the Offeror, intend to acquire (the “Acquisition”) all of the issued and to be issued share capital in the Company for the consideration, and otherwise substantially on the terms and subject to the conditions, set out or referred to in the draft press announcement attached to this undertaking (the “Press Announcement”), and subject further to such amendments or additions to such terms and conditions as may be required by the City Code on Takeovers and Mergers (the “Code”), the Panel on Takeovers and Mergers (the “Panel”), the Financial Conduct Authority acting in its capacity as the UK Listing Authority (“UKLA”), the London Stock Exchange plc, the High Court of Justice in England and Wales (the “Court”) or any applicable law or regulation. I also understand that the Acquisition is expected to be implemented by way of a scheme of arrangement under Part 26 of the Companies Act 2006 (the “Act”).

I am the registered holder and/or beneficial owner of, or otherwise able to procure the transfer of and the exercise of all other rights attaching to, the shares of 0.1 pence each in the Company set out in Schedule 1 to this undertaking (the “Shares”), which such number of Shares may change from time to time subject to the terms of this deed.

In this letter, the “Scheme” means the proposed scheme of arrangement of the Company to implement the Acquisition as described above and includes any new, revised, improved or increased scheme for the acquisition of the Company by the Offeror (or by one of its group companies). Certain other terms used in this letter are defined in paragraph 11.

In consideration of you agreeing to make the Acquisition, I, Anthony Carlisle, hereby irrevocably and unconditionally (save as specified below) confirm, undertake, represent and warrant to, and agree with the Offeror on the terms set out in this letter, which is entered into as a deed.

1.	UNDERTAKINGS TO VOTE IN FAVOUR OF THE SCHEME AND OTHER OBLIGATIONS

1.1	I irrevocably undertake to the Offeror that:

1.1.1

I shall exercise all voting rights attaching to the Shares to vote in favour of any resolution which is necessary to approve the Scheme, and to vote only in accordance with the Offeror’s written instructions in respect of any other

Scheme Resolution, in each case as proposed at any general meeting (“General Meeting”) and Court convened meeting (“Court Meeting”) of the Company in connection with the Scheme, or at an adjournment of any such meeting;

1.1.2	I shall exercise all rights attaching to the Shares to requisition or join in the requisitioning of any General Meeting for the purpose of considering any Scheme Resolution, or to require the Company to give notice of any such meeting, only in accordance with the Offeror’s instructions;

1.1.3	for the purposes of voting on any Scheme Resolution, I shall, if required by the Offeror, execute any form of proxy and, in respect of any of my Shares in uncertificated form, take any action to make a valid proxy appointment and give valid proxy instructions, appointing any person nominated by the Offeror to attend and exercise all voting rights attaching to the Shares at any meeting of the shareholders of the Company as directed by the Offeror and, in particular, I shall, if required by the Offeror, execute and return the forms of proxy enclosed with the formal document containing the explanatory statement in respect of the Scheme (the “Scheme Document”) in accordance with the instructions printed on such forms of proxy and, in respect of Shares in uncertificated form, take action to make a valid proxy appointment and give valid proxy instructions:

(a)	appointing a person nominated by the Offeror to attend each of the General Meeting and the Court Meeting (and any adjournment of any such meetings) to be held to implement the Scheme; and

(b)	instructing the proxy to exercise all voting rights attaching to the Shares to vote in favour of any resolution which is necessary to approve the Scheme at such meetings,

as soon as possible and in any event within ten business days after the date of despatch of the Scheme Document;

1.1.4	I shall not revoke the terms of any proxy submitted in accordance with paragraph 1.1.3, whether in writing or by attendance at any General Meeting or Court Meeting (or any adjournment thereof) or otherwise;

1.1.5	I shall accept any proposal made by the Offeror to the holders of options over securities in the Company, in compliance with Rule 15 of the Code, in respect of all such options held by me, to the extent that the same have not lapsed or been exercised, no later than five business days after receipt of such proposal, or otherwise allow such options to lapse;

1.1.6	I shall cause the registered holder of any Shares which are not registered in my name to comply with (and I shall take all actions as may be necessary or desirable in order to enable the registered holder of any such shares to comply with) the undertakings in paragraphs 1.1.1 to 1.1.5 above; and

1.1.7	I shall from time to time, as promptly as practicable, complete, execute and deliver such documents and shall give such instructions as shall be necessary to give full effect to my obligations hereunder.

2.	UNDERTAKINGS IN RESPECT OF DEALINGS

2.1	I hereby irrevocably undertake that I will not, prior to the later of when I resign from the board or following the first General Meeting of the Company in connection with the Scheme:

2.1.1	sell the Shares or transfer, encumber, charge, pledge, grant any option or other right over or otherwise dispose of or deal with or permit any such action to occur in respect of any of the Shares or any interest in them except pursuant to my agreement to the Acquisition or to the Offeror (or, after the end of the General Meeting, with respect to any new shares issued, or existing shares transferred, to me pursuant to options being exercised or shares vesting under the Company’s share schemes (“New Shares”), such number of New Shares as are required to realise proceeds to satisfy a charge to tax or other withholdings arising out of such options being exercised or shares vesting under the Company’s share schemes);

2.1.2	accept or agree to give any undertaking in respect of any offer, scheme of arrangement, merger or other business combination made or proposed to be made in respect of the Shares by any person other than the Offeror;

2.1.3	except with the prior written consent of the Offeror (not to be unreasonably withheld or a decision thereon unreasonably delayed) and save for the Shares and exercise of options under the Company’s share schemes in accordance with their terms, purchase or acquire any shares or other securities of the Company (or any interest therein); or

2.1.4	other than pursuant to this undertaking in respect of my agreement to the Acquisition or separately with the Offeror, enter into any agreement or arrangement (whether legally binding or otherwise) or permit any agreement or arrangement to be entered into or incur or allow to arise any obligation (conditional or unconditional) to do any of the acts referred to in paragraphs 2.1.1 to 2.1.3 above, which would or might restrict my ability to comply with this undertaking.

3.	WITHDRAWAL

Notwithstanding that I may be entitled to withdraw any vote or acceptance in respect of the Shares by virtue of any term of the Scheme or any law or regulation, I shall not withdraw any such acceptance(s) and shall procure that any such vote(s) or acceptance(s) is/are not withdrawn.

4.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

4.1	I hereby represent, warrant and undertake to the Offeror that as at the date of this undertaking:

4.1.1	Schedule 1 sets out true, complete and accurate details of all shares in the Company registered in my name or beneficially owned by me or in respect of which I am interested for the purposes of Part 22 of the Companies Act 2006 or Chapter 5 of the Disclosure and Transparency Rules; and

4.1.2	Schedule 2 contains true, complete and accurate details of all options and/or awards I have to subscribe for, purchase or otherwise acquire any securities of the Company;

4.1.3	the information set out in Schedule 1 and Schedule 2 regarding the securities of the Company in which I am interested (within the meaning of the Code) is complete and accurate, and save as set out in Schedule 1 and Schedule 2, I am not interested in any securities of the Company (within the meaning of the Code);

4.1.4	the Shares are held and will be acquired by the Offeror pursuant to the Acquisition (if applicable), free from all liens, equitable interests, charges, encumbrances, options, rights of pre-emption and other interests and third party rights of any nature whatsoever and with all rights now or hereafter attaching to them, including the right to all dividends declared, made or paid hereafter; and

4.1.5	I have the full power and authority (and will at all times continue to have all relevant authority) to enter into and perform this undertaking in accordance with its terms.

4.2	In this letter, the term Shares includes any further shares in the capital of the Company of which (notwithstanding paragraph 2) I may become the registered holder or beneficial owner or in respect of which I may otherwise become entitled to exercise all rights and interests after the date of this letter, whether or not deriving from or attributable to the Shares specified in the Schedule 1 or the options and/or awards specified in Schedule 2.

4.3	Such representations, warranties and undertakings shall not be extinguished or affected by the completion of the Acquisition.

5.	PUBLICITY AND DOCUMENTATION

5.1	I consent to the issue of the Press Announcement incorporating references to me and to this undertaking in the terms set out in the Press Announcement.

5.2	I understand and agree that, in accordance with the Code, particulars of this undertaking and disclosable holdings of, and dealings in, relevant securities of the Company will need to be publicly disclosed and will also be contained in the Scheme Document and that copies of this undertaking will be available for inspection until the Scheme completes (in accordance with Rule 26 of the Code).

5.3	I undertake to provide you promptly with all such information in relation to our interests in the share capital of the Company as you may reasonably require to comply with the rules and requirements of the Panel, the UKLA and the London Stock Exchange plc, and any other legal or regulatory requirements, and as soon as practicable notify the Offeror in writing upon becoming aware of any change in accuracy of any such information previously given by me.

6.	SPECIFIC PERFORMANCE

I recognise and acknowledge that if I should fail to act in accordance with my obligations in paragraphs 1 and/or 2, or should otherwise be in breach of any of those obligations, damages may not be an adequate remedy and that the Offeror may be entitled to the remedies of injunction, specific performance and other equitable relief and that no proof of special damages shall be necessary for the enforcement of this undertaking.

7.	SECRECY

Save to the extent (if any) required to comply with the Code or any applicable law and regulation, I shall keep secret the possibility, terms and conditions of the Acquisition and the existence and terms of this undertaking save to the extent that such matters have been made public through the issue of the Press Announcement or otherwise through the issue of any documentation relating to the Acquisition.

8.	CONDITIONS

8.1	All obligations in this undertaking (save for my obligations pursuant to paragraph 7 which shall remain in full force and effect) are conditional on the following:

8.1.1	the issue of a press announcement substantially in the form of the Press Announcement not later than 4.30 p.m. (London time) on 15 October 2014 or such later date as the Company and the Offeror may agree;

8.1.2	the despatch of the Scheme Document within 28 days of the issue of the Press Announcement (or within such longer period as the Offeror and the Company may agree with the consent of the Panel);

8.1.3	the Scheme becoming effective prior to 31 December 2015; and

8.1.4	the Scheme not lapsing or being withdrawn (other than as a result of any action or omission of the Company or the directors of the Company).

8.2	If any of the conditions set out in paragraph 8.1 are not met, this undertaking shall lapse with (save as set out above) no liability or obligation on either party’s part, but such lapse shall not affect any rights or liabilities under this undertaking in respect of prior breaches of this undertaking.

9.	OFFER ALTERNATIVE

9.1	I acknowledge that the Offeror shall have the right and may elect at any time (with the consent of the Panel) to implement the Acquisition by way of a takeover offer (an “Offer”), provided that:

9.1.1	the Company has given its written consent to the Offeror making that election; and

9.1.2	the Offer is made on terms at least as favourable as the terms of the Scheme.

9.2	If an Offer is made by the Offeror:

9.2.1	I undertake and warrant that (notwithstanding paragraph 8) this letter will continue to be binding mutatis mutandis in respect of the Shares and, in particular, I undertake to accept, or procure acceptance of, the Offer as soon as possible and in any event within seven business days after publication of the formal document containing the Offer (the “Offer Document”) (or, in respect of any shares allotted to me after the posting of the Offer Document, within seven business days of such allotment or acquisition);

9.2.2	I further undertake, if so required by the Offeror, to execute or procure the execution of all such other documents as may be necessary to give the Offeror the full benefit of this letter;

9.2.3	all references in this letter to the Scheme shall, where the context permits, be read as references to the Offer (or to both the Scheme and the Offer, as appropriate); and

9.2.4	references to the Scheme Document shall be read as references to the Offer Document.

10.	CONFIRMATIONS

10.1	I confirm that I am not a client of your financial adviser, Deutsche Bank AG (“Deutsche Bank”) and Deutsche Bank will not be responsible to me for providing the protections afforded to its clients or for giving advice in relation to the Acquisition or in connection with this undertaking.

10.2	I confirm that I have been given an adequate opportunity to consider whether or not to give this undertaking and to obtain independent advice about the nature of this undertaking.

11.	INTERPRETATION, CONDITIONS AND GENERAL

11.1	In this undertaking:

11.1.1	references to “business day” are to a day not being a Saturday or a Sunday on which banks are open for business in the City of London;

11.1.2	references to the “Offeror” shall include Turin Incorporated, the ultimate parent company of the Offeror, Qualcomm Global Trading PTE. LTD.; and

11.1.3	references to a “Scheme Resolution” mean a resolution which is necessary for the purpose of implementing the Scheme, or a resolution which (if passed) might result in any condition of the Scheme not being fulfilled or which might reasonably be expected to delay, impede or frustrate the Scheme in any way, proposed at any general meeting, class meeting, or court meeting of shareholders of the Company.

11.2	Nothing in this undertaking shall oblige the Offeror or Deutsche Bank to announce or proceed with the Acquisition.

11.3	With regard to any of the Shares not registered in my name, this undertaking is intended to secure that the registered holder(s) will agree to the Acquisition in respect of the Shares. The confirmations, warranties and undertakings contained in this undertaking are given by me on behalf of such registered holder(s) and I undertake to ensure the compliance by such person(s) with those confirmations, warranties and undertakings.

11.4	This undertaking shall be binding on my estate and personal representatives except in relation to those obligations which relate to my position as a director of the Company.

11.5	No term of this undertaking is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this undertaking.

11.6	This undertaking contains the whole agreement between the Offeror and me relating to the subject matter of this undertaking at the date hereof to the exclusion of any terms implied by law which may be excluded by contract. I acknowledge that I have not been induced to sign this letter by any representation, warranty or undertaking not expressly incorporated into it.

11.7	The invalidity, illegality or unenforceability of any provision of this letter shall not affect the continuation in force of the remainder of this letter.

12.	TIME OF THE ESSENCE

12.1	Any time, date or period mentioned in this undertaking may be extended by mutual agreement in writing between the parties hereto or otherwise as provided herein but as regards any time, date or period originally fixed or so extended as aforesaid time shall be of the essence.

13.	GOVERNING LAW

13.1	I agree that this undertaking and all matters in connection therewith shall be governed and construed in accordance with English law and I submit to the exclusive jurisdiction of the High Courts of England.

Schedule 1

Ownership of the Company’s Shares

Registered and beneficial holdings of Shares

(1) Registered Holder	(2) Beneficial Owner	(3) Number of Shares
Anthony Carlisle	Anthony Carlisle	4,000
UBS Private Banking Nominees Ltd	Anthony Carlisle	15,000

Schedule 2

Ownership of the Company’s options

(1) Name of Scheme/Plan	(2) Date of Grant	(3) Exercise Price	(4) Number of Shares
N/A	N/A	N/A	N/A

Signed by Anthony Carlisle	) ) )

Signature of Director

in the presence of:	) ) )

Signature of witness

Name of witness:	HENRY LLEWELLYN
Occupation of witness:	TRAINEE SOLICITOR
Address of witness:	ONE BUNHILL ROW, EC1Y 8YY

FORM OF DIRECTOR SHAREHOLDER’S IRREVOCABLE UNDERTAKING

To:	Qualcomm Global Trading PTE. LTD. (the “Offeror”)

80 Robinson Road

#02-00

Singapore 068898

For the attention of: Rhonda Meyer, Vice President and Secretary

13 October 2014

Dear Sirs,

Proposed offer for CSR plc (the “Company”)

I understand that you, the Offeror, intend to acquire (the “Acquisition”) all of the issued and to be issued share capital in the Company for the consideration, and otherwise substantially on the terms and subject to the conditions, set out or referred to in the draft press announcement attached to this undertaking (the “Press Announcement”), and subject further to such amendments or additions to such terms and conditions as may be required by the City Code on Takeovers and Mergers (the “Code”), the Panel on Takeovers and Mergers (the “Panel”), the Financial Conduct Authority acting in its capacity as the UK Listing Authority (“UKLA”), the London Stock Exchange plc, the High Court of Justice in England and Wales (the “Court”) or any applicable law or regulation. I also understand that the Acquisition is expected to be implemented by way of a scheme of arrangement under Part 26 of the Companies Act 2006 (the “Act”).

I am the beneficial owner of, or otherwise able to procure the transfer of and the exercise of all other rights attaching to, the shares of 0.1 pence each in the Company set out in Schedule 1 to this undertaking (the “Shares”).

In this letter, the “Scheme” means the proposed scheme of arrangement of the Company to implement the Acquisition as described above and includes any new, revised, improved or increased scheme for the acquisition of the Company by the Offeror (or by one of its group companies). Certain other terms used in this letter are defined in paragraph 11.

In consideration of you agreeing to make the Acquisition, I, Walker Boyd, hereby irrevocably and unconditionally (save as specified below) confirm, undertake, represent and warrant to, and agree with the Offeror on the terms set out in this letter, which is entered into as a deed.

1.	UNDERTAKINGS TO VOTE IN FAVOUR OF THE SCHEME AND OTHER OBLIGATIONS

1.1	I irrevocably undertake to the Offeror that:

1.1.1	I shall exercise all voting rights attaching to the Shares to vote in favour of any resolution which is necessary to approve the Scheme, and to vote only in accordance with the Offeror’s written instructions in respect of any other Scheme Resolution, in each case as proposed at any general meeting (“General Meeting”) and Court convened meeting (“Court Meeting”) of the Company in connection with the Scheme, or at an adjournment of any such meeting;

1.1.2	I shall exercise all rights attaching to the Shares to requisition or join in the requisitioning of any General Meeting for the purpose of considering any Scheme Resolution, or to require the Company to give notice of any such meeting, only in accordance with the Offeror’s instructions;

1.1.3	for the purposes of voting on any Scheme Resolution, I shall, if required by the Offeror, execute any form of proxy and, in respect of any of my Shares in uncertificated form, take any action to make a valid proxy appointment and give valid proxy instructions, appointing any person nominated by the Offeror to attend and exercise all voting rights attaching to the Shares at any meeting of the shareholders of the Company as directed by the Offeror and, in particular, I shall, if required by the Offeror, execute and return the forms of proxy enclosed with the formal document containing the explanatory statement in respect of the Scheme (the “Scheme Document”) in accordance with the instructions printed on such forms of proxy and, in respect of Shares in uncertificated form, take action to make a valid proxy appointment and give valid proxy instructions:

(a)	appointing a person nominated by the Offeror to attend each of the General Meeting and the Court Meeting (and any adjournment of any such meetings) to be held to implement the Scheme; and

(b)	instructing the proxy to exercise all voting rights attaching to the Shares to vote in favour of any resolution which is necessary to approve the Scheme at such meetings,

as soon as possible and in any event within ten business days after the date of despatch of the Scheme Document;

1.1.4	I shall not revoke the terms of any proxy submitted in accordance with paragraph 1.1.3, whether in writing or by attendance at any General Meeting or Court Meeting (or any adjournment thereof) or otherwise;

1.1.5	I shall accept any proposal made by the Offeror to the holders of options over securities in the Company, in compliance with Rule 15 of the Code, in respect of all such options held by me, to the extent that the same have not lapsed or been exercised, no later than five business days after receipt of such proposal, or otherwise allow such options to lapse;

1.1.6	I shall cause the registered holder of any Shares which are not registered in my name to comply with (and I shall take all actions as may be necessary or desirable in order to enable the registered holder of any such shares to comply with) the undertakings in paragraphs 1.1.1 to 1.1.5 above; and

1.1.7	I shall from time to time, as promptly as practicable, complete, execute and deliver such documents and shall give such instructions as shall be necessary to give full effect to my obligations hereunder.

2.	UNDERTAKINGS IN RESPECT OF DEALINGS

2.1	I hereby irrevocably undertake that I will not, prior to the earlier of the Acquisition closing (or, if applicable, becoming effective) or lapsing:

2.1.1	sell the Shares or transfer, encumber, charge, pledge, grant any option or other right over or otherwise dispose of or deal with or permit any such action to occur in respect of any of the Shares or any interest in them except pursuant to my agreement to the Acquisition or to the Offeror (or, after the end of the General Meeting, with respect to any new shares issued, or existing shares transferred, to me pursuant to options being exercised or shares vesting under the Company’s share schemes (“New Shares”), such number of New Shares as are required to realise proceeds to satisfy a charge to tax or other withholdings arising out of such options being exercised or shares vesting under the Company’s share schemes);

2.1.2	accept or agree to give any undertaking in respect of any offer, scheme of arrangement, merger or other business combination made or proposed to be made in respect of the Shares by any person other than the Offeror;

2.1.3	except with the prior written consent of the Offeror (not to be unreasonably withheld or a decision thereon unreasonably delayed) and save for the Shares and exercise of options under the Company’s share schemes in accordance with their terms, purchase or acquire any shares or other securities of the Company (or any interest therein); or

2.1.4	other than pursuant to this undertaking in respect of my agreement to the Acquisition or separately with the Offeror, enter into any agreement or arrangement (whether legally binding or otherwise) or permit any agreement or arrangement to be entered into or incur or allow to arise any obligation (conditional or unconditional) to do any of the acts referred to in paragraphs 2.1.1 to 2.1.3 above, which would or might restrict my ability to comply with this undertaking.

3.	WITHDRAWAL

Notwithstanding that I may be entitled to withdraw any vote or acceptance in respect of the Shares by virtue of any term of the Scheme or any law or regulation, I shall not withdraw any such acceptance(s) and shall procure that any such vote(s) or acceptance(s) is/are not withdrawn.

4.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

4.1	I hereby represent, warrant and undertake to the Offeror that as at the date of this undertaking:

4.1.1	Schedule 1 sets out true, complete and accurate details of all shares in the Company registered in my name or beneficially owned by me or in respect of which I am interested for the purposes of Part 22 of the Companies Act 2006 or Chapter 5 of the Disclosure and Transparency Rules; and

4.1.2	Schedule 2 contains true, complete and accurate details of all options and/or awards I have to subscribe for, purchase or otherwise acquire any securities of the Company;

4.1.3	the information set out in Schedule 1 and Schedule 2 regarding the securities of the Company in which I am interested (within the meaning of the Code) is complete and accurate, and save as set out in Schedule 1 and Schedule 2, I am not interested in any securities of the Company (within the meaning of the Code);

4.1.4	the Shares are held and will be acquired by the Offeror pursuant to the Acquisition (if applicable), free from all liens, equitable interests, charges, encumbrances, options, rights of pre-emption and other interests and third party rights of any nature whatsoever and with all rights now or hereafter attaching to them, including the right to all dividends declared, made or paid hereafter; and

4.1.5	I have the full power and authority (and will at all times continue to have all relevant authority) to enter into and perform this undertaking in accordance with its terms.

4.2	In this letter, the term Shares includes any further shares in the capital of the Company of which (notwithstanding paragraph 2) I may become the registered holder or beneficial owner or in respect of which I may otherwise become entitled to exercise all rights and interests after the date of this letter, whether or not deriving from or attributable to the Shares specified in the Schedule 1 or the options and/or awards specified in Schedule 2.

4.3	Such representations, warranties and undertakings shall not be extinguished or affected by the completion of the Acquisition.

5.	PUBLICITY AND DOCUMENTATION

5.1	I consent to the issue of the Press Announcement incorporating references to me and to this undertaking in the terms set out in the Press Announcement.

5.2	I understand and agree that, in accordance with the Code, particulars of this undertaking and disclosable holdings of, and dealings in, relevant securities of the Company will need to be publicly disclosed and will also be contained in the Scheme Document and that copies of this undertaking will be available for inspection until the Scheme completes (in accordance with Rule 26 of the Code).

5.3	I undertake to provide you promptly with all such information in relation to our interests in the share capital of the Company as you may reasonably require to comply with the rules and requirements of the Panel, the UKLA and the London Stock Exchange plc, and any other legal or regulatory requirements, and as soon as practicable notify the Offeror in writing upon becoming aware of any change in accuracy of any such information previously given by me.

6.	SPECIFIC PERFORMANCE

I recognise and acknowledge that if I should fail to act in accordance with my obligations in paragraphs 1 and/or 2, or should otherwise be in breach of any of those obligations, damages may not be an adequate remedy and that the Offeror may be entitled to the remedies of injunction, specific performance and other equitable relief and that no proof of special damages shall be necessary for the enforcement of this undertaking.

7.	SECRECY

Save to the extent (if any) required to comply with the Code or any applicable law and regulation, I shall keep secret the possibility, terms and conditions of the Acquisition and the existence and terms of this undertaking save to the extent that such matters have been made public through the issue of the Press Announcement or otherwise through the issue of any documentation relating to the Acquisition.

8.	CONDITIONS

8.1	All obligations in this undertaking (save for my obligations pursuant to paragraph 7 which shall remain in full force and effect) are conditional on the following:

8.1.1	the issue of a press announcement substantially in the form of the Press Announcement not later than 4.30 p.m. (London time) on 15 October 2014 or such later date as the Company and the Offeror may agree;

8.1.2	the despatch of the Scheme Document within 28 days of the issue of the Press Announcement (or within such longer period as the Offeror and the Company may agree with the consent of the Panel);

8.1.3	the Scheme becoming effective prior to 31 December 2015; and

8.1.4	the Scheme not lapsing or being withdrawn (other than as a result of any action or omission of the Company or the directors of the Company).

8.2	If any of the conditions set out in paragraph 8.1 are not met, this undertaking shall lapse with (save as set out above) no liability or obligation on either party’s part, but such lapse shall not affect any rights or liabilities under this undertaking in respect of prior breaches of this undertaking.

9.	OFFER ALTERNATIVE

9.1	I acknowledge that the Offeror shall have the right and may elect at any time (with the consent of the Panel) to implement the Acquisition by way of a takeover offer (an “Offer”), provided that:

9.1.1	the Company has given its written consent to the Offeror making that election; and

9.1.2	the Offer is made on terms at least as favourable as the terms of the Scheme.

9.2	If an Offer is made by the Offeror:

9.2.1	I undertake and warrant that (notwithstanding paragraph 8) this letter will continue to be binding mutatis mutandis in respect of the Shares and, in particular, I undertake to accept, or procure acceptance of, the Offer as soon as possible and in any event within seven business days after publication of the formal document containing the Offer (the “Offer Document”) (or, in respect of any shares allotted to me after the posting of the Offer Document, within seven business days of such allotment or acquisition);

9.2.2	I further undertake, if so required by the Offeror, to execute or procure the execution of all such other documents as may be necessary to give the Offeror the full benefit of this letter;

9.2.3	all references in this letter to the Scheme shall, where the context permits, be read as references to the Offer (or to both the Scheme and the Offer, as appropriate); and

9.2.4	references to the Scheme Document shall be read as references to the Offer Document.

10.	CONFIRMATIONS

10.1	I confirm that I am not a client of your financial adviser, Deutsche Bank AG (“Deutsche Bank”) and Deutsche Bank will not be responsible to me for providing the protections afforded to its clients or for giving advice in relation to the Acquisition or in connection with this undertaking.

10.2	I confirm that I have been given an adequate opportunity to consider whether or not to give this undertaking and to obtain independent advice about the nature of this undertaking.

11.	INTERPRETATION, CONDITIONS AND GENERAL

11.1	In this undertaking:

11.1.1	references to “business day” are to a day not being a Saturday or a Sunday on which banks are open for business in the City of London;

11.1.2	references to the “Offeror” shall include Turin Incorporated, the ultimate parent company of the Offeror, Qualcomm Global Trading PTE. LTD.; and

11.1.3	references to a “Scheme Resolution” mean a resolution which is necessary for the purpose of implementing the Scheme, or a resolution which (if passed) might result in any condition of the Scheme not being fulfilled or which might reasonably be expected to delay, impede or frustrate the Scheme in any way, proposed at any general meeting, class meeting, or court meeting of shareholders of the Company.

11.2	Nothing in this undertaking shall oblige the Offeror or Deutsche Bank to announce or proceed with the Acquisition.

11.3	With regard to any of the Shares not registered in my name, this undertaking is intended to secure that the registered holder(s) will agree to the Acquisition in respect of the Shares. The confirmations, warranties and undertakings contained in this undertaking are given by me on behalf of such registered holder(s) and I undertake to ensure the compliance by such person(s) with those confirmations, warranties and undertakings.

11.4	This undertaking shall be binding on my estate and personal representatives except in relation to those obligations which relate to my position as a director of the Company.

11.5	No term of this undertaking is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this undertaking.

11.6	This undertaking contains the whole agreement between the Offeror and me relating to the subject matter of this undertaking at the date hereof to the exclusion of any terms implied by law which may be excluded by contract. I acknowledge that I have not been induced to sign this letter by any representation, warranty or undertaking not expressly incorporated into it.

11.7	The invalidity, illegality or unenforceability of any provision of this letter shall not affect the continuation in force of the remainder of this letter.

12.	TIME OF THE ESSENCE

12.1	Any time, date or period mentioned in this undertaking may be extended by mutual agreement in writing between the parties hereto or otherwise as provided herein but as regards any time, date or period originally fixed or so extended as aforesaid time shall be of the essence.

13.	GOVERNING LAW

13.1	I agree that this undertaking and all matters in connection therewith shall be governed and construed in accordance with English law and I submit to the exclusive jurisdiction of the High Courts of England.

Schedule 1

Ownership of the Company’s Shares

Registered and beneficial holdings of Shares

(1) Registered Holder	(2) Beneficial Owner	(3) Number of Shares
HSBC Global Custody Nominee (UK) Limited	Walker Boyd	7,000

Schedule 2

Ownership of the Company’s options

(1) Name of Scheme/Plan	(2) Date of Grant	(3) Exercise Price	(4) Number of Shares
N/A	N/A	N/A	N/A

Signed by Walker Boyd	) ) )

Signature of Director

in the presence of:	) ) )

Signature of witness

Name of witness:	BN GLADDEN
Occupation of witness:	Chartered Secretary
Address of witness:	4 Garden Close, The Park, Great Barton, Bury St Edmunds IP31 2SY

FORM OF DIRECTOR SHAREHOLDER’S IRREVOCABLE UNDERTAKING

To:	Qualcomm Global Trading PTE. LTD. (the “Offeror”)

80 Robinson Road

#02-00

Singapore 068898

For the attention of: Rhonda Meyer, Vice President and Secretary

13 October 2014

Dear Sirs,

Proposed offer for CSR plc (the “Company”)

I understand that you, the Offeror, intend to acquire (the “Acquisition”) all of the issued and to be issued share capital in the Company for the consideration, and otherwise substantially on the terms and subject to the conditions, set out or referred to in the draft press announcement attached to this undertaking (the “Press Announcement”), and subject further to such amendments or additions to such terms and conditions as may be required by the City Code on Takeovers and Mergers (the “Code”), the Panel on Takeovers and Mergers (the “Panel”), the Financial Conduct Authority acting in its capacity as the UK Listing Authority (“UKLA”), the London Stock Exchange plc, the High Court of Justice in England and Wales (the “Court”) or any applicable law or regulation. I also understand that the Acquisition is expected to be implemented by way of a scheme of arrangement under Part 26 of the Companies Act 2006 (the “Act”).

I am the beneficial owner of, or otherwise able to procure the transfer of and the exercise of all other rights attaching to, the shares of 0.1 pence each in the Company set out in Schedule 1 to this undertaking (the “Shares”).

In this letter, the “Scheme” means the proposed scheme of arrangement of the Company to implement the Acquisition as described above and includes any new, revised, improved or increased scheme for the acquisition of the Company by the Offeror (or by one of its group companies). Certain other terms used in this letter are defined in paragraph 11.

In consideration of you agreeing to make the Acquisition, I, Dwight Willard Gardiner, hereby irrevocably and unconditionally (save as specified below) confirm, undertake, represent and warrant to, and agree with the Offeror on the terms set out in this letter, which is entered into as a deed.

1.	UNDERTAKINGS TO VOTE IN FAVOUR OF THE SCHEME AND OTHER OBLIGATIONS

1.1	I irrevocably undertake to the Offeror that:

1.1.1

I shall exercise all voting rights attaching to the Shares to vote in favour of any resolution which is necessary to approve the Scheme, and to vote only in accordance with the Offeror’s written instructions in respect of any other Scheme Resolution, in each case as proposed at any general meeting

(“General Meeting”) and Court convened meeting (“Court Meeting”) of the Company in connection with the Scheme, or at an adjournment of any such meeting;

1.1.2	I shall exercise all rights attaching to the Shares to requisition or join in the requisitioning of any General Meeting for the purpose of considering any Scheme Resolution, or to require the Company to give notice of any such meeting, only in accordance with the Offeror’s instructions;

1.1.3	for the purposes of voting on any Scheme Resolution, I shall, if required by the Offeror, execute any form of proxy and, in respect of any of my Shares in uncertificated form, take any action to make a valid proxy appointment and give valid proxy instructions, appointing any person nominated by the Offeror to attend and exercise all voting rights attaching to the Shares at any meeting of the shareholders of the Company as directed by the Offeror and, in particular, I shall, if required by the Offeror, execute and return the forms of proxy enclosed with the formal document containing the explanatory statement in respect of the Scheme (the “Scheme Document”) in accordance with the instructions printed on such forms of proxy and, in respect of Shares in uncertificated form, take action to make a valid proxy appointment and give valid proxy instructions:

(a)	appointing a person nominated by the Offeror to attend each of the General Meeting and the Court Meeting (and any adjournment of any such meetings) to be held to implement the Scheme; and

(b)	instructing the proxy to exercise all voting rights attaching to the Shares to vote in favour of any resolution which is necessary to approve the Scheme at such meetings,

as soon as possible and in any event within ten business days after the date of despatch of the Scheme Document;

1.1.4	I shall not revoke the terms of any proxy submitted in accordance with paragraph 1.1.3, whether in writing or by attendance at any General Meeting or Court Meeting (or any adjournment thereof) or otherwise;

1.1.5	I shall accept any proposal made by the Offeror to the holders of options over securities in the Company, in compliance with Rule 15 of the Code, in respect of all such options held by me, to the extent that the same have not lapsed or been exercised, no later than five business days after receipt of such proposal, or otherwise allow such options to lapse;

1.1.6	I shall cause the registered holder of any Shares which are not registered in my name to comply with (and I shall take all actions as may be necessary or desirable in order to enable the registered holder of any such shares to comply with) the undertakings in paragraphs 1.1.1 to 1.1.5 above; and

1.1.7	I shall from time to time, as promptly as practicable, complete, execute and deliver such documents and shall give such instructions as shall be necessary to give full effect to my obligations hereunder.

2.	UNDERTAKINGS IN RESPECT OF DEALINGS

2.1	I hereby irrevocably undertake that I will not, prior to the earlier of the Acquisition closing (or, if applicable, becoming effective) or lapsing:

2.1.1	sell the Shares or transfer, encumber, charge, pledge, grant any option or other right over or otherwise dispose of or deal with or permit any such action to occur in respect of any of the Shares or any interest in them except pursuant to my agreement to the Acquisition or to the Offeror (or, after the end of the General Meeting, with respect to any new shares issued, or existing shares transferred, to me pursuant to options being exercised or shares vesting under the Company’s share schemes (“New Shares”), such number of New Shares as are required to realise proceeds to satisfy a charge to tax or other withholdings arising out of such options being exercised or shares vesting under the Company’s share schemes);

2.1.2	accept or agree to give any undertaking in respect of any offer, scheme of arrangement, merger or other business combination made or proposed to be made in respect of the Shares by any person other than the Offeror;

2.1.3	except with the prior written consent of the Offeror (not to be unreasonably withheld or a decision thereon unreasonably delayed) and save for the Shares and exercise of options under the Company’s share schemes in accordance with their terms, purchase or acquire any shares or other securities of the Company (or any interest therein); or

2.1.4	other than pursuant to this undertaking in respect of my agreement to the Acquisition or separately with the Offeror, enter into any agreement or arrangement (whether legally binding or otherwise) or permit any agreement or arrangement to be entered into or incur or allow to arise any obligation (conditional or unconditional) to do any of the acts referred to in paragraphs 2.1.1 to 2.1.3 above, which would or might restrict my ability to comply with this undertaking.

3.	WITHDRAWAL

Notwithstanding that I may be entitled to withdraw any vote or acceptance in respect of the Shares by virtue of any term of the Scheme or any law or regulation, I shall not withdraw any such acceptance(s) and shall procure that any such vote(s) or acceptance(s) is/are not withdrawn.

4.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

4.1	I hereby represent, warrant and undertake to the Offeror that as at the date of this undertaking:

4.1.1	Schedule 1 sets out true, complete and accurate details of all shares in the Company registered in my name or beneficially owned by me or in respect of which I am interested for the purposes of Part 22 of the Companies Act 2006 or Chapter 5 of the Disclosure and Transparency Rules; and

4.1.2	Schedule 2 contains true, complete and accurate details of all options and/or awards I have to subscribe for, purchase or otherwise acquire any securities of the Company;

4.1.3	the information set out in Schedule 1 and Schedule 2 regarding the securities of the Company in which I am interested (within the meaning of the Code) is complete and accurate, and save as set out in Schedule 1 and Schedule 2, I am not interested in any securities of the Company (within the meaning of the Code);

4.1.4	the Shares are held and will be acquired by the Offeror pursuant to the Acquisition (if applicable), free from all liens, equitable interests, charges, encumbrances, options, rights of pre-emption and other interests and third party rights of any nature whatsoever and with all rights now or hereafter attaching to them, including the right to all dividends declared, made or paid hereafter; and

4.1.5	I have the full power and authority (and will at all times continue to have all relevant authority) to enter into and perform this undertaking in accordance with its terms.

4.2	In this letter, the term Shares includes any further shares in the capital of the Company of which (notwithstanding paragraph 2) I may become the registered holder or beneficial owner or in respect of which I may otherwise become entitled to exercise all rights and interests after the date of this letter, whether or not deriving from or attributable to the Shares specified in the Schedule 1 or the options and/or awards specified in Schedule 2.

4.3	Such representations, warranties and undertakings shall not be extinguished or affected by the completion of the Acquisition.

5.	PUBLICITY AND DOCUMENTATION

5.1	I consent to the issue of the Press Announcement incorporating references to me and to this undertaking in the terms set out in the Press Announcement.

5.2	I understand and agree that, in accordance with the Code, particulars of this undertaking and disclosable holdings of, and dealings in, relevant securities of the Company will need to be publicly disclosed and will also be contained in the Scheme Document and that copies of this undertaking will be available for inspection until the Scheme completes (in accordance with Rule 26 of the Code).

5.3	I undertake to provide you promptly with all such information in relation to our interests in the share capital of the Company as you may reasonably require to comply with the rules and requirements of the Panel, the UKLA and the London Stock Exchange plc, and any other legal or regulatory requirements, and as soon as practicable notify the Offeror in writing upon becoming aware of any change in accuracy of any such information previously given by me.

6.	SPECIFIC PERFORMANCE

I recognise and acknowledge that if I should fail to act in accordance with my obligations in paragraphs 1 and/or 2, or should otherwise be in breach of any of those obligations, damages may not be an adequate remedy and that the Offeror may be entitled to the remedies of injunction, specific performance and other equitable relief and that no proof of special damages shall be necessary for the enforcement of this undertaking.

7.	SECRECY

Save to the extent (if any) required to comply with the Code or any applicable law and regulation, I shall keep secret the possibility, terms and conditions of the Acquisition and the existence and terms of this undertaking save to the extent that such matters have been made public through the issue of the Press Announcement or otherwise through the issue of any documentation relating to the Acquisition.

8.	CONDITIONS

8.1	All obligations in this undertaking (save for my obligations pursuant to paragraph 7 which shall remain in full force and effect) are conditional on the following:

8.1.1	the issue of a press announcement substantially in the form of the Press Announcement not later than 4.30 p.m. (London time) on 15 October 2014 or such later date as the Company and the Offeror may agree;

8.1.2	the despatch of the Scheme Document within 28 days of the issue of the Press Announcement (or within such longer period as the Offeror and the Company may agree with the consent of the Panel);

8.1.3	the Scheme becoming effective prior to 31 December 2015; and

8.1.4	the Scheme not lapsing or being withdrawn (other than as a result of any action or omission of the Company or the directors of the Company).

8.2	If any of the conditions set out in paragraph 8.1 are not met, this undertaking shall lapse with (save as set out above) no liability or obligation on either party’s part, but such lapse shall not affect any rights or liabilities under this undertaking in respect of prior breaches of this undertaking.

9.	OFFER ALTERNATIVE

9.1	I acknowledge that the Offeror shall have the right and may elect at any time (with the consent of the Panel) to implement the Acquisition by way of a takeover offer (an “Offer”), provided that:

9.1.1	the Company has given its written consent to the Offeror making that election; and

9.1.2	the Offer is made on terms at least as favourable as the terms of the Scheme.

9.2	If an Offer is made by the Offeror:

9.2.1	I undertake and warrant that (notwithstanding paragraph 8) this letter will continue to be binding mutatis mutandis in respect of the Shares and, in particular, I undertake to accept, or procure acceptance of, the Offer as soon as possible and in any event within seven business days after publication of the formal document containing the Offer (the “Offer Document”) (or, in respect of any shares allotted to me after the posting of the Offer Document, within seven business days of such allotment or acquisition);

9.2.2	I further undertake, if so required by the Offeror, to execute or procure the execution of all such other documents as may be necessary to give the Offeror the full benefit of this letter;

9.2.3	all references in this letter to the Scheme shall, where the context permits, be read as references to the Offer (or to both the Scheme and the Offer, as appropriate); and

9.2.4	references to the Scheme Document shall be read as references to the Offer Document.

10.	CONFIRMATIONS

10.1	I confirm that I am not a client of your financial adviser, Deutsche Bank AG (“Deutsche Bank”) and Deutsche Bank will not be responsible to me for providing the protections afforded to its clients or for giving advice in relation to the Acquisition or in connection with this undertaking.

10.2	I confirm that I have been given an adequate opportunity to consider whether or not to give this undertaking and to obtain independent advice about the nature of this undertaking.

11.	INTERPRETATION, CONDITIONS AND GENERAL

11.1	In this undertaking:

11.1.1	references to “business day” are to a day not being a Saturday or a Sunday on which banks are open for business in the City of London;

11.1.2	references to the “Offeror” shall include Turin Incorporated, the ultimate parent company of the Offeror, Qualcomm Global Trading PTE. LTD.; and

11.1.3	references to a “Scheme Resolution” mean a resolution which is necessary for the purpose of implementing the Scheme, or a resolution which (if passed) might result in any condition of the Scheme not being fulfilled or which might reasonably be expected to delay, impede or frustrate the Scheme in any way, proposed at any general meeting, class meeting, or court meeting of shareholders of the Company.

11.2	Nothing in this undertaking shall oblige the Offeror or Deutsche Bank to announce or proceed with the Acquisition.

11.3	With regard to any of the Shares not registered in my name, this undertaking is intended to secure that the registered holder(s) will agree to the Acquisition in respect of the Shares. The confirmations, warranties and undertakings contained in this undertaking are given by me on behalf of such registered holder(s) and I undertake to ensure the compliance by such person(s) with those confirmations, warranties and undertakings.

11.4	This undertaking shall be binding on my estate and personal representatives except in relation to those obligations which relate to my position as a director of the Company.

11.5	No term of this undertaking is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this undertaking.

11.6	This undertaking contains the whole agreement between the Offeror and me relating to the subject matter of this undertaking at the date hereof to the exclusion of any terms implied by law which may be excluded by contract. I acknowledge that I have not been induced to sign this letter by any representation, warranty or undertaking not expressly incorporated into it.

11.7	The invalidity, illegality or unenforceability of any provision of this letter shall not affect the continuation in force of the remainder of this letter.

12.	TIME OF THE ESSENCE

12.1	Any time, date or period mentioned in this undertaking may be extended by mutual agreement in writing between the parties hereto or otherwise as provided herein but as regards any time, date or period originally fixed or so extended as aforesaid time shall be of the essence.

13.	GOVERNING LAW

13.1	I agree that this undertaking and all matters in connection therewith shall be governed and construed in accordance with English law and I submit to the exclusive jurisdiction of the High Courts of England.

Schedule 1

Ownership of the Company’s Shares

Registered and beneficial holdings of Shares

(1) Registered Holder	(2) Beneficial Owner	(3) Number of Shares
RC Greig Nominees Limited	Dwight Willard Gardiner	159,422
HSBC Client Holdings Nominee (UK) Limited	Dwight Willard Gardiner	133,280

Schedule 2

Ownership of the Company’s options

(1) Name of Scheme/Plan	(2) Date of Grant	(3) Exercise Price	(4) Number of Shares
The CSR plc Share Option Plan	06.09.2011	2.1400	366,434
The CSR plc Share Option Plan	21.03.2012	2.4750	316,836
The CSR plc 2011 Executive Incentive Plan	26.03.2013	0.0010	104,419
The CSR plc Share Option Plan	26.03.2013	4.8870	96,276
The CSR plc 2011 Executive Incentive Plan	08.05.2014	0.0010	60,773
The CSR plc 2013 Long-Term Incentive Plan	14.08.2014	5.2400	63,490
The CSR plc SAYE Scheme	20.03.2012	2.0080	4,482
The CSR plc 2013 SAYE Scheme 2	30.05.2014	4.3520	2,068

Signed by Dwight Willard Gardiner	) ) )

Signature of Director

in the presence of:	) ) )

Signature of witness

Name of witness:	B.N. GLADDEN
Occupation of witness:	Chartered Secretary
Address of witness:	4 Garden Close, The Park, Great Barton, Bury St Edmunds, IP31 2SY